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TABLE OF CONTENTS
PART F/S

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3 to
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

UNI-PIXEL, INC.
(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	75-2926437 (I.R.S. Employer Identification No.)
11940 Jollyville Rd., Suite 200N, Austin, Texas (Address of Principal Executive Offices)	78759 (Zip Code)

(512) 610-9700
(Issuer's Telephone Number)

Securities to be Registered Pursuant to Section 12(g) of the Act:
 COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class)

PART I

ITEM 1.    DESCRIPTION OF BUSINESS.

Overview

        Uni-Pixel, Inc. is a development stage company that has developed, patented and demonstrated a new color display technology which we call Time Multiplexed Optical Shutter ("TMOS"). We intend to be a leader in the research, development and commercialization of new flat panel displays using TMOS in a variety of applications, such as mobile phones, digital cameras, notebook computers, televisions and other consumer electronic devices. As of December 31, 2004, we had accumulated a total deficit of $8,775,995 from operations in pursuit of this objective.

        According to independent research conducted for industry-wide use by DisplaySearch in its Quarterly Worldwide Flat Panel Forecast Report in the third quarter of 2004, the flat panel display market reached $60 billion worldwide in 2002 and is expected to grow beyond $103 billion by 2008. We believe our TMOS technology offers significant advantages over existing flat panel display technologies including:

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  proprietary technology protected by our patent portfolio;

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  cost to manufacture which we believe will be one-fifth the manufacturing cost of existing technologies;

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  power efficiency which we believe will be up to ten times better than existing technologies (i.e., resulting in lighter, longer lasting notebook computers);

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  picture quality that we believe will be daylight readable in portable devices (i.e., cell phones, PDAs, and notebook computers);

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  displays that should be capable of being flexible, shapeable and transparent;

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  increased durability and reliability; and

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  manufacturable in a wide range of sizes spanning from cell phone screens to Jumbotron stadium displays.

        We believe that our TMOS has these advantages over Liquid Crystal Display, or LCD, and plasma technologies based on the relative simplicity of the architecture and material make up of a TMOS panel versus the complexity and intricacy of the architectures and materials used in LCD or plasma display panels. We also believe that this simple architecture and material make up will require dramatically less capital investment for the construction of a plant and significantly less in its bill of materials than either an LCD or plasma manufacturing operation, making TMOS more economical to manufacture.

        A TMOS display is constructed using a glass or polycarbonate substrate with five materials layered on a single planar surface. These materials include indium tin oxide, or ITO, in continuous stripes, a layer of aerogel, a layer of polyester film, or PET film, a second layer of ITO stripes and a diffusion layer of an acrylic film. These layers create a matrix of optical shutters on the surface that are controlled at the crossing points of the column and row stripes of the ITO. The columns and rows can be driven from either end meaning that a single break in any stripe will not disable its ability to function. A TMOS single pixel shutter emits all three required colors (red, green, and blue) in contrast to an LCD or plasma display panel pixel which requires three sub-pixels with one for each of the three colors. This means that an LCD or plasma display panel has three times the number of features required for the same number of pixels as a TMOS panel. This also means that an LCD or plasma panel requires features that are one-third the size of the same TMOS feature for each pixel to match the same number of pixels. In an LCD or plasma panel each individual sub pixel is driven by a thin film transistor, or TFT, which means there are three TFTs per pixel and three electrical traces from the control mechanism out to the pixel. A TMOS panel will have no TFTs and will be controlled by the voltage differential between the row stripe and the column stripe charging and discharging (opening and closing) the capacitor structure which is the pixel. This requires that the significantly higher numbers of features on an LCD or plasma panel be packed in more tightly, with much smaller tolerances, and have a much lesser degree of resilience to impact or intrusion than an equivalent TMOS panel.

        An LCD or plasma panel takes over 100 individual steps in the manufacturing process to construct their intricately developed, small, and very tightly packed features. For LCD, this includes liquid crystal encapsulation and for plasma it includes plasma gas encapsulation and constant pressure vacuum maintenance. These manufacturing processes are difficult to manage and maintain and are prone to defects that affect the panels that they are yielding. We anticipate that in its final form, the TMOS manufacturing process will have between ten to fifteen steps that are simply the laying down and alignment of the five materials as thin films built layer upon layer in a roll to roll method. TMOS features are much larger and will not require the tight packing or intricate construction of tiny sub features of LCD or plasma panels.

        We believe that this ultimately will mean that there will be significantly fewer number of things that can go wrong, break or fail, and an enhanced potential for longer life and resilience from TMOS panels than from LCD or plasma panels. This is our basis for concluding that TMOS technology is more durable and reliable.

        Because the construction process creating TMOS panels as a glass plane with five layers of thin films has so few steps and so few materials, we believe the equipment that will be required to manufacture the panels will be relatively simple and will not require advanced clean room technology. A state of the art LCD fab costs in excess of $2.5 billion to build. A TMOS fab should be able to leverage any existing manufacturing facility that has adequate floor space retrofitted with appropriate equipment. The estimates that we have received on thin film equipment for manufacturing are in the tens of millions of dollars. Therefore we believe that a TMOS plant will be possible with an investment not to exceed $100 million or approximately 4% of the infrastructure cost of an LCD plant.

        DisplaySearch, an independent research company focused on the flat panel display industry, disclosed in March of 2005 in a presentation titled "Survival of the Fittest: Managing the Peaks and Valleys of Supply/Demand" that the total materials and components manufacturing cost for a 40 inch LCD panel will be over $728 during 2005. We estimate that in the worst case, a TMOS 40 inch panel bill of materials will be less than $188 or approximately 26% of the bill of materials for an equal size LCD panel. Based on our estimates of infrastructure cost at less than 5% and bill of materials costs of less than 30% of an LCD panel manufacturing operation, we believe that TMOS technology will be more economical to manufacture than LCD or plasma.

        LCD display technologies function by emitting light from a back plane (a back light) and then screening, masking, polarizing, and filtering the light until it is emitted from the front of the panel in the appropriate color intensity. This method yields a maximum efficiency of light out the front from light into the back of less than 10%. This means that if 1000 nits (a measure of brightness) are created by the backlight, less than 100 nits are displayed out the front. Stated measures reflecting this level of LCD panel light efficiency performance can be found in many instances including a magazine article entitled "Backlights to Play Key Role in Battle Between Large LCDs, PDPs," in the Fall 2004 edition of Display Devices published by DEMPA Publications.

        Plasma display technology functions by using high voltage electricity to excite encapsulated gases which emit electrons. These electrons excite phosphors that emit photons which are the light elements that are seen by the viewer. This process of continued materials excitement requires significant amounts of power which convert to photonic light in a very inefficient way. Additionally, because of the vacuum sealed pressurized environment required for plasma panels to operate, they will not function at high altitude and can not be effectively constructed at sizes of less than 42 inches diagonal. Given both the size and power requirements of plasma panels, they are significantly less efficient in light generation and power usage than LCD panels.

        A TMOS panel uses light injected into the edge of the glass panel much the way a fiber optic cable works. We inject light into one edge of our TMOS panel, and we mirror the other three opposing interior surfaces. Light goes into the guide and travels uninhibited bouncing through out the plane creating a light "cloud" in the light guide. Our TMOS optical shutters then open and close on the surface of the panel to let the light escape. The ratio of light injected into the panel to light released from the surface is tunable. Our modeling and experimentation have shown that a panel tuned to 61% efficiency provides the most uniform release of light from the shutters across the entire surface taking into account all known potential areas for light loss. Therefore if we were to inject 1000 nits of light into our display panel, at a tuned 61% efficiency, 610 nits will be displayed out of the front of our display panel.

        TMOS technology uses a series of industry standard light emitting diodes, or LEDs, attached to one edge of the panel to inject light into the system. LEDs require very little power to create light and have a very high efficiency in converting power to light. Therefore, very little power translates into a very high light output. Due to the fact that TMOS panels translate 61% of the light input from the LED into light output to the viewer, the system is highly efficient in light utilization. Additionally, since LEDs are the bulk of the power consumption in a TMOS panel and LEDs are highly efficient at converting energy to light, a TMOS panel is highly efficient in energy usage.

        At this stage of our product development, we have built prototypes that have demonstrated proof of concept for our TMOS technology. Our current prototyping efforts are focused on the process of optimizing the materials and assembly of the display to advance to manufacturability and then on to commercialization.

        Based on all of the above facts, our modeling and experimentation, and the published performance measurements relative to the known efficiencies for LCD and plasma panels, we believe that our TMOS panels will be more efficient and more economical than all other existing flat panel technologies.

        We believe TMOS has the potential to provide our targeted strategic partners with the ability to significantly reduce manufacturing costs, while allowing the production of an increased variety of display products. We believe the reduced cost, enhanced viewing quality, and improved reliability of the TMOS display architecture over other current flat panel display architectures will drive the demand for TMOS-based products in an expanding array of applications within the display market.

        We anticipate that our TMOS displays will be thin, lightweight, and power-efficient devices, which are highly suitable for use in full-color display applications. We believe TMOS displays will be able to capture a share of the growing $60+ billion flat panel display market due to the significant advantages we believe it will provide over competing displays with respect to manufacturing and materials cost, brightness, power efficiency, viewing angle, video response time and image quality. We believe that our technology leadership and intellectual property position will enable us to generate revenues initially from TMOS displays for existing vertical market segments such as the military, avionics, and automotive segments, and then subsequently from consumer electronics markets (i.e., TVs, monitors, personal computers, cameras, games, etc.).

        Our strategy is to develop further our proprietary TMOS technology to the point of initially manufacturing small volumes of high performance displays for military applications. We intend to utilize contract manufacturing for product fabrication in the short term. We also plan to enter into joint ventures in certain vertical market segments to exploit the existing manufacturing and distribution channels of our targeted partners. We further plan to license our technology to display manufacturers for use in applications such as mobile phones, digital cameras, laptop computers, and other consumer electronic devices. Through our internal research and development efforts we have established a portfolio of TMOS-related patents and patent applications and other intellectual property rights that support these joint venture and licensing strategies. We currently have seven issued patents and fifteen pending patent applications worldwide and contemplate obtaining exclusive field-of-use licenses, with the right to sublicense, to complementary technologies from targeted strategic partners and U.S. national laboratories.

        To date, we have had only a few revenue-generating services or development contracts. These include a Small Business Innovation Research (SBIR) Phase One agreement with the U.S. Air Force for $98,214 and a follow-on Phase Two agreement for $686,966. The U.S. government has funded $515,255 of this amount pursuant to its 2004 budget, and the Company has requested that the additional $171,711 be made available in the 2005 Federal budget. See "Risk Factors." The Phase One agreement was awarded to us in August of 2003, and all of our work, payment, and revenue recognition associated with this agreement occurred during 2003. The Phase Two agreement was awarded to us in August of 2004, and pursuant to the Phase Two agreement, we must deliver a working TMOS prototype panel to the United States Air Force examiners by March of 2006. If the government funds the additional $172,000 during 2005, the delivery date will be extended by six months to September 2006. The central deliverable for the Phase Two agreement involves the tiling (laying side-by-side and affixing) of between eight and twelve four inch TMOS prototype screens. This meta-screen, serving as the horizontal cross-section of a larger flat panel display, will be tested primarily for: (1) electronics—synchronized signals that control the display; (2) artifact suppression—controlling an image with clarity as it moves rapidly across the screen; and (3) reproducibility. Pursuant to the Phase Two agreement, we must perform work to complete specified tasks in support of the delivery of the prototype in order to continue to receive periodic payments under the SBIR agreement. We therefore bill the Air Force on a monthly basis for labor, materials and other direct expenses that we can attribute directly to the SBIR project. The U.S. Air Force will withhold ten percent (10%) of the Phase Two award (or approximately $68,696) until we deliver to it a working prototype which meets the specifications of the Phase Two agreement. We have received and recognized almost $60,000 in payments to date under the SBIR Phase Two agreement; however, the agreement can be terminated at any time if the Air Force examiner feels that we are not making sufficient progress on the SBIR project. See "Risk Factors." We also entered into a prototype development agreement with Lockheed Martin in October 2004, for which we have received full payment from Lockheed Martin.

Formation History

        Uni-Pixel, Inc. was originally incorporated in the State of Nevada as Super Shops, Inc. On November 15, 1999, Super Shops and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On July 31, 2000, the court approved Super Shops' Amended Joint Plan of Reorganization. On October 13, 2000, and in accordance with the Plan of Reorganization, the management of Super Shops changed its state of incorporation from Nevada to Delaware by merging with and into NEV Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation. On June 13, 2001, NEV Acquisition Corp. changed its corporate name to Real-Estateforlease.com, Inc., as a result of the merger transaction discussed in the following paragraph.

        Real-Estateforlease.com, Inc. was incorporated on May 24, 2001, in the State of Delaware to serve as a business-to-business internet information intermediary providing turnkey marketing services to facilitate the leasing of commercial real estate properties. On June 13, 2001, the management of NEV Acquisition Corp. entered into an Agreement and Plan of Merger with Real-Estateforlease.com, Inc. pursuant to which the sole stockholder and founder of Real-Estateforlease.com, Inc. exchanged his equity ownership interest in Real-Estateforlease.com, Inc. for 9,500,000 shares (or approximately 96%) of NEV Acquisition Corp.'s common stock. At the time of the merger between Real-Estateforlease.com, Inc. and NEV Acquisition Corp., Real-Estateforlease.com, Inc. had no operations and essentially no assets. Efforts by Real-Estateforlease.com, Inc. to implement its business plan ceased in June 2002. Prior to Real-Estateforlease.com, Inc.'s merger with Uni-Pixel Displays, Inc., as described in the next paragraph, Real-Estateforlease.com, Inc. had no operations and no material assets or liabilities.

        Our wholly-owned subsidiary, Uni-Pixel Displays, Inc., was originally incorporated as Tralas Technologies, Inc., a Texas corporation, on February 17, 1998. Tralas Technologies, Inc. changed its name to Uni-Pixel Displays, Inc. during 2001. On December 7, 2004, Real-Estateforlease.com, Inc. entered into a merger agreement with Uni-Pixel Displays, Inc. and certain other parties pursuant to which Uni-Pixel Displays, Inc. became a wholly-owned subsidiary of Real-Estateforlease.com, Inc. Pursuant to the merger, we changed our name to "Uni-Pixel, Inc." at the annual meeting of our stockholders held in January 2005.

        Uni-Pixel, Inc. is now the parent company of our wholly-owned operating subsidiary, Uni-Pixel Displays, Inc. As used in this registration statement, "Uni-Pixel," "we," "us," and "our" refer to Uni-Pixel, Inc. and our wholly-owned consolidated subsidiary, Uni-Pixel Displays, Inc.

        The common stock, par value $0.001 per share, of Uni-Pixel is quoted on the Pink Sheets under the ticker symbol "UNXL."

Industry Overview

The Flat Panel Display Market

        According to independent research conducted for industry-wide use by DisplaySearch in its Quarterly Worldwide Flat Panel Forecast Report in the third quarter of 2004, the flat panel display market reached $60 billion worldwide in 2002 and is expected to grow beyond $103 billion by 2008. This market encompasses everything from viewfinders in digital cameras, cell phones, PDAs, notebook computers, desktop computer monitors, aircraft instrumentation, and large screen televisions. Our TMOS display technology is being designed to be incorporated as a "plug and play" replacement for other color display technologies in the full spectrum of these applications. Flat panel displays have been used for many years in a wide variety of portable consumer electronics products. Due to their narrow profile, light weight and high resolution, flat panel displays are replacing cathode ray tube, or CRT, displays in larger product applications such as desktop computer monitors and televisions.

        A TMOS display is an edge-injected, emissive display device made by placing a series of thin film layers into a stack that forms an "optical shutter" structure. The stack structure acts as a capacitor device driving the optical shutter at each individual pixel. When opposite charges are applied to the two conductive layers of the stack, the attraction compresses the layers and thus opens the optical shutter to permit the passage of light. TMOS uses red, green, and blue light emitting diodes, or LEDs, for injecting light into the edge of the display substrate to generate the full-color spectrum using field sequential color. This proven approach allows a TMOS display to exhibit the full spectrum of true color.

        The initial application for our TMOS technology and materials is flat panel displays. This is a market currently dominated by liquid crystal display, or LCD, and plasma display technologies. We believe that TMOS displays will be an attractive alternative to existing LCDs and plasma displays because we believe our TMOS displays will offer a number of potential advantages, including:

  •
  lower cost manufacturing methods and materials;

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  better durability and longevity and lighter weight;

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  higher brightness and contrast ratios, leading to a sharper picture image and graphics;

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  wider viewing angles;

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  faster response times for video; and

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  higher efficiencies, thereby reducing power consumption.

        We believe TMOS displays will be designed and manufactured for the full range of small to very large-sized product applications, such as mobile phone displays, automotive video and instrumentation systems, digital cameras, DVDs, handheld games, organizers, military and industrial applications, notebook computers, desktop computer monitors, and televisions.

        While the display characteristics of TMOS and its competing technologies are different, TMOS will directly benefit from the existing manufacturing technology and infrastructure of potential strategic partners and licensees that presently sell other display products. We believe the significant reduction in the complexity and relatively low capital investment required for the manufacturing of TMOS displays may induce the conversion of existing manufacturing facilities to TMOS display production facilities. This may also hold true for semiconductor fabrication facilities that have been decommissioned. TMOS display technology, due to its expected manufacturing and materials cost advantages, could potentially support local or regionalized manufacturing operations by shifting the economics of manufacturing away from the multibillions of dollars of plant capitalization required for large centralized LCD plants and toward low capital TMOS manufacturing facilities located near integrators and assemblers in local markets.

        We will target strategic partners to further our efforts in the development and commercialization of TMOS displays. We believe that if these efforts are successful, they could result in flat panel displays as large as billboards with performance characteristics similar to those of current television displays. In addition, due to the transparency of the materials planned for use in the production of a TMOS display, we may eventually enable the production of transparent displays for use in products such as automotive windshields and structural windows. Flexible optic waveguide materials may also make possible the development of flexible displays for use in an entirely new set of product applications, such as display devices that can be rolled up for storage.

Our Competitive Strengths

        We believe that our position as a disruptive technology developer in the display industry is the direct result of our unique TMOS technology. We are building an intellectual property portfolio around our TMOS technologies, and we are working diligently to enable our targeted manufacturing partners to be in a position to adopt our technologies for commercial use. We believe our key competitive strengths include:

  1.    Technology Leadership.    We have pioneered the development of our TMOS technology, which should allow production of color displays that are substantially more cost effective and power efficient than current LCD or plasma displays. We believe that our TMOS technology solves issues specific to commercial applications within numerous products that incorporate flat panel technology.

  Through a Work for Others agreement with Sandia National Laboratories, we have developed and continue to develop Sandia's aerogel formulations as applied to our TMOS technologies, which we believe will facilitate the adoption of our TMOS technologies by the broader display markets.

  2.    Intellectual Property Portfolio.    We believe that our portfolio of patents, pending patent applications, trade secrets and know-how provides us with a competitive advantage in the display industry. Through our internal research and development efforts, we own, and have the right to license our patents and pending patent applications worldwide related to our TMOS technologies and materials. We also plan to obtain exclusive field-of-use licenses, with the right to sublicense, to patents and other intellectual property of targeted strategic partners and national laboratories on complementary technologies. We also are continuing to develop patents, trade secrets and other technical know-how relating to our TMOS technologies and materials. We will endeavor to maintain clear ownership and unencumbered access to all intellectual property developed relative to our TMOS technology when establishing our proposed joint venture, licensee, vendor, and contractor relationships.

  3.    Business Model Utilizing Contract Manufacturing, Joint Ventures, and Technology Licensing.    We have adopted what we believe to be an innovative business model for the display industry in which we plan to manufacture small volumes of high performance, high margin displays for unique applications to advance our research and development efforts. We intend to use third party contract manufacturing through our development process. We also plan to establish a limited number of joint ventures with leading manufacturers in well-defined vertical market segments. We believe that these types of relationships will offer increased revenue and margin opportunities over a pure licensing model for exploiting our TMOS technology. Our efforts to employ contract manufacturing, joint ventures, and licensing opportunities will also allow us to potentially use the existing infrastructure of established, well-capitalized targeted strategic partners, including their manufacturing, sales, marketing, and distribution capabilities. For high volume, lower margin market segments, we intend to license our TMOS technologies to multiple large-scale display manufacturers on a non-exclusive basis. Once our processes and materials efforts are sufficiently developed, we intend to produce, or have produced, our proprietary TMOS materials which we will then sell or supply to our display manufacturing joint venturers, contractors, and licensees. We believe our business model will allow us to concentrate on our core strengths of technology development and innovation, while at the same time providing significant gross margins.

        We believe that we have a flexible business model on the basis of the wide range of opportunity available to us in which to go to market, the ability we have to pursue any or all market segments, the ability we have to be a supplier of key materials for manufacturing TMOS panels, and the ability we may have to enable localized manufacturing. We have noted that some of our competitors follow similar business models in pursuing a subset of these four characteristics. When all four are combined as they are in our business plan, we believe it is an innovative business model.

        Wide range of opportunity to go to market—We can elect to manufacture our products, to subcontract the manufacture of our products, or to license the manufacturing of our products, or some combination of these three.

        Flexibility to pursue any and all market segments—We believe we can choose to manufacture in sizes from .5 inches to over 100 inches diagonal with application to any type of device. Currently, OLED panels range from .5 inches to 20 inches, LCD panels range from 1 inch to 54 inches, and plasma panels range from 42 inches to 100 inches. Not any one of these technologies can cover the whole size range or address all applications.

        Ability to be a supplier of key materials—We plan to maintain exclusive ownership or licensing of materials formulations and the unique drive control circuitry required for the manufacture of our display panels and to sell these components to licensees. We do not know of any manufacturer of competitive panels today that has this attribute or capability.

        Ability to enable localized manufacturing—We believe that the low infrastructure cost of converting an existing manufacturing facility to a TMOS manufacturing facility will enable rejuvenation of localized production within the U.S. Currently LCD and plasma panel manufacturing is concentrated in South East Asia based largely on the capitalization and specialized requirements associated with constructing new manufacturing plants.

  4.    Established United States Government Agreement to Fund a Portion of Our Research and Development.    We have entered into research and development agreements with a United States government agency under the Small Business Innovation Research (SBIR) program. These agreements with the United States Air Force will fund a portion of our efforts to develop next-generation TMOS technologies for applications such as pilot training systems. This will enable us to supplement our internal research and development budget with additional funding. As a small business under these contracts, we retain title to each subject invention that we develop under such programs. The federal government, however, shall have a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced, for or on behalf of the United States, the subject invention throughout the world. The federal government also has so-called "march-in rights." For purposes of the SBIR agreement, "march-in rights" means the U.S. Air Force's right to require us, our assignee or exclusive licensee of a subject invention to grant licenses (at any level of exclusivity) in any field of use to another company upon terms (including royalty) that are reasonable under the circumstances if the Air Force determines (a) that we have not taken effective steps to achieve practical application of the invention within the applicable field of use within a reasonable amount of time, (b) that such action is necessary to alleviate health or safety needs which are not reasonably satisfied by us or our licensees, (c) that we are not reasonably satisfying requirements for public use of the invention as required by federal regulations or (d) that we have either failed to require our exclusive licensees to, or our exclusive licensees have actually failed to, have the invention manufactured substantially in the United States.

Our Business Strategy

        Our business strategy is to replace existing display technologies with our TMOS technology for widespread use in all varieties of color displays and other related display applications. We presently are focused on the following steps to implement our business strategy:

        Develop Prototypes Suitable to Military Requirements.    Working with a military contractor, we plan to produce prototypes that will demonstrate our ability to meet the most demanding military requirements.

        Manufacture Small Volumes of High Margin Military Displays.    We plan to establish a small volume pilot production line that will provide limited quantities of displays to meet the military contractor's demand for its existing military applications. Our color displays are planned to replace the LCD technology currently being utilized.

        Finalize a Transferable, Licensable Manufacturing Process.    We plan to complete the development of our manufacturing processes and protect the intellectual property in the developed processes; and establish a technology transfer team to enable transition of our manufacturing processes to targeted joint venture manufacturing partners and licensees.

        Drive Adoption by End-Product Original Equipment Manufacturers.    We plan to use prototype devices to demonstrate our technology to original equipment manufacturers that produce end user products. We believe that the significant advantages that our displays will offer in performance and packaging design will allow us to be a "plug and play" replacement for existing LCD displays and will induce original equipment manufacturers to request production of TMOS displays from their existing display suppliers. This will be a "pull-through" approach to gaining market acceptance and entry of TMOS displays into end-user products and applications.

        Target Leading Manufacturers.    We plan to target leading display, materials and electronics manufacturers as potential joint venture manufacturing partners and licensees of our TMOS technology. We will provide extensive technical assistance and support to manufacturers who are early evaluators and users of our TMOS technology and materials. We believe that successful incorporation of our technology into the first commercial applications will place competitive pressure on other industry participants to adopt our display technology solution. We believe that this pull-through approach will also encourage potential new market entrants as licensees seeking to capture original equipment manufacturer supply contracts. The pull-through approach will allow us to gain access to the original equipment manufacturer supply chain driven by these end product original equipment manufacturers seeking the competitive product advantages offered by our TMOS technology.

        Build our Four Revenue Sources.    We believe that we will be able to produce revenues from four distinct sources, including licensing revenues (initial license fees and royalties), manufacturing revenues (from our low volume military production, joint ventures, and products produced by third party contract manufacturers), materials revenues (from the materials we plan to supply to projected joint venture partners, contract manufacturers, and licensees), and funded research revenues.

        Enhance Our Existing TMOS Technology.    We believe that continuing development and enhancement of our TMOS technology is critical to our success in the display industry. Consequently, we will continually seek to enhance our competitive technology position through our internal development efforts, our collaborative relationships, and other strategic opportunities. Our primary focus is to develop additional prototypes and materials, with increased efficiencies, that enhance and extend our product capabilities, thereby allowing them to be used in a broader array of display applications.

        Our contemplated TMOS initiatives include applications involving flexible displays, transparent displays and unique military applications. We also plan to conduct research on the use of a variety of different thin-film technology in TMOS applications and the construction of TMOS displays. Our focus on next-generation technologies is designed to extend our position as the leading provider of TMOS solutions as new markets and applications emerge.

Our TMOS Technology

        TMOS utilizes well characterized materials and well established physics principles to form what we believe is an elegantly simple structure that allows an "optical shutter" operating as a pixel to emit light. Our modeling has determined that this approach can potentially reduce the power required to drive the display screen, which is beneficial for hand-held devices, such as mobile phones, where battery power is often a limiting factor. TMOS should also be important for large-area displays such as televisions, where its enhanced performance may enable brighter, higher definition picture quality and longer product lifetimes.

        We are conducting research directed towards improving both our existing TMOS technology and materials and developing new TMOS-based technologies and materials. A significant portion of this work involves the evaluation and qualification of existing production-quality materials for possible use in the commercial production of TMOS displays. All of these efforts are being conducted under agreements that are designed to protect and maintain our intellectual property rights.

        TMOS displays are currently designed to utilize transparent materials which may be useful in novel flat panel display applications requiring transparency, such as automotive or aircraft windshields. We will continue to seek potential direct or partnering opportunities for our TMOS technology to evaluate these possible applications.

        Flexible TMOS.    Most other flat panel displays are constructed on rigid materials such as glass. TMOS optical shutters have the potential to be layered onto non-rigid materials such as polycarbonates or optical polymers. These displays would then be expected to be conformable to specific shapes, able to withstand repeated bending or flexing, and eventually capable of being rolled into a cylinder, similar to a window shade. These features create the possibility of new display product applications that do not exist today, such as a portable, roll-up Internet connectivity and communications device. Utilizing this approach, TMOS displays also may have the potential of being produced using more efficient, continuous, or roll-to-roll, processing methods. We plan to conduct future research and development on these potential TMOS applications to determine their ultimate feasibility.

Research and Development

        Our research and development activities are focused on the advancement of our TMOS technology and materials. We will continue conducting this research and development both internally and externally through various relationships with our commercial business partners and other institutions.

        Over the past two years, the Company has spent approximately $2,162,000 directly on research and development activities, and anticipates significantly higher investments going forward. Research and development costs are expensed as incurred and include salaries and benefits, costs to third party contractors to perform research or other activities related to our research, professional fees related to intellectual property work, and a portion of facilities costs.

        We are currently engaged in the development of second phase prototypes which will serve to demonstrate the full functionality of the TMOS technology across multiple pixel sizes that are applicable to a variety of commercial applications. We have engaged a set of external vendors to produce the specific material requirements of each of the layers that make up our display prototypes. These vendors will deliver to us the individually contracted elements as specified. Working with a large military contractor, we are working to assemble the individual elements into our next generation working prototype devices.

        We expect that these prototype devices will demonstrate the image and color generation capabilities of our TMOS displays in three pixel sizes, .25mm, .5mm, and 1mm. These devices will then be used to identify the specific issues related to performance optimization and to their integration into unique end-product applications.

        The phase two prototypes will be the next phase of a product roadmap that targets the production of viable commercial display panels within eighteen to twenty-four months. The development process will also include selecting and completing the preferable manufacturing processes that will be transferable to joint venture partner operations or licensees.

        We plan to complete the development of the preferred manufacturing process within our laboratory environment and create a small-scale pilot production line that will be the research and development proving ground for a continuous flow manufacturing process.

Current Development Efforts

        We conduct a substantial portion of our TMOS development activities at our headquarters in Austin, Texas. We currently are having portions of the development efforts conducted at a U.S. national laboratory in collaboration with a large military contractor. Our facilities are designed to perform technology development, including device and process optimization, prototype fabrication, manufacturing scale-up studies, process and product testing, and characterization and reliability studies.

        We intend to develop strategic alliances and sub-contract with third parties to help develop applications of our TMOS technology for vertical markets over the next twelve to eighteen months. Once a commercially viable manufacturing process is developed, we intend to design and build a pilot line to produce our initial flat panel products. This pilot line facility will contain equipment to handle all of the required aspects of material deposition, display assembly, and testing, and it will also serve as a technology transfer site for work with our business partners. We also intend to lead the process of qualifying new TMOS production systems with staff that will be located at our facility. An engineering team will be established to enhance our TMOS product testing, early pilot line production capabilities, and to develop our technology transfer methodology.

        We believe that the prototype development that is in process will result in samples that will demonstrate successful military applications of our TMOS technology within twelve to twenty-four months. These same samples will also be used to pursue strategic business relationships within eighteen months. We further project the establishment of our internal pilot line for initial manufacturing within eighteen months. Finalization of the manufacturing process for volume manufacturing is estimated for completion within twenty-four months.

Intellectual Property

        Along with our personnel, our primary assets are our intellectual property. This includes our core United States and foreign patents and pending patent applications. We also plan to obtain exclusive field-of-use licenses to complementary third party patent and know-how from national laboratories and private targeted strategic partners. It also includes a substantial body of trade secrets and technical know-how that we have accumulated over time.

        The Company, through its employees and consultants, has developed and owns the proprietary rights relating to the TMOS technology. We intend to file patent applications for some of these modifications and improvements and to protect others as trade secrets. There can be no assurance, however, that patents on such modifications and improvements will be issued or, if issued, that such patents, or modifications and improvements protected as trade secrets will provide meaningful protection.

        We have issued U.S. and foreign patents and pending patent applications on multiple inventions relating to a new flat panel display technology which we believe is superior to all current flat panel display applications as well as suitable for new applications that cannot be achieved by any other display technology. This new flat panel display architecture is known as time multiplexed optical shutter, or TMOS. Currently, our patent portfolio includes one U.S. and six related European patents issued for the core TMOS architecture and ten pending U.S. and foreign patent applications.

        Our core TMOS patent describes four embodiments for implementing a frustrated total internal reflection (FTIR) display that emits light from its surface through optical shutters (or light valves) that act as the display's individual pixels. These optical shutters (pixels) can be constructed in varying sizes that allow the display to reach pixel densities for small displays that exceed most other technologies (up to 300 dots per inch or dpi) while providing enhanced color, brightness, and clarity. The pixels can also be constructed in large sizes (1 mm+) that will allow large format displays to be developed that are not obtainable by other technologies with color, brightness, and clarity capabilities equal to that of small format displays. The core United States patent will expire in 2011, however recent applications will not expire for at least seventeen years.

        Additional patent applications have been filed that address a variety of additional features and applications of the TMOS technology. For example, a patent application has been filed on a pixel driver system approach, called "Simple Matrix Addressing," that specifies the manner in which individual pixels are activated and controlled. This unique driver mechanism should allow the TMOS system to be driven at very high frame rates using very low power.

        We have filed additional patent applications that describe methods to enhance the color efficiency and the color palette as well as to expand the color gamut achievable through a color generation method, commonly referred to as "Field Sequential Color." We believe these inventions will allow us to produce the industry's first "photo realistic" displays.

        The unique TMOS architecture uses principles similar to fiber optic cables that conduct light waves. This approach means that light is injected into the system (i.e., into a light guide), conducted through the system, and released in a controlled manner out of the pixels (light valves). The light guide can be transparent glass or plastic. The pixels (light valves) are constructed of transparent materials and function whether the light is in the visible or non-visible range.

        Utilizing these principles, a TMOS display can have characteristics that are not permitted by other commercially available display technologies in that the whole display can be transparent, it can potentially be built in curved shapes, and it should handle ultraviolet or infrared light as well as visible light. As a result, Uni-Pixel has filed patent applications on a redundant display system (multiple transparent display panels can be stacked on top of each other), for a non-visible light display for infrared and ultraviolet applications (initially targeted at the military), and for curved or conformal displays that could be used where a flat panel display is not acceptable or optimal. Uni-Pixel envisions producing displays that utilize one or more of these unique patent pending attributes.

        Our science team is continually focused on developing new ideas and inventions. At this time, we are considering filing patent applications on additional inventions to continue to expand our patent portfolio. We expect that the pace of developing inventions will accelerate as advances are made in prototype development and manufacturing process development.

        Third parties may have filed applications for or been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to ours. We may not be aware of all patents potentially adverse to our interests that may have been issued to others and there can be no assurance that such patents do not exist, have not been filed, or may not be filed or issued. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses thereto or to develop or obtain alternate technology. There can be no assurance that such licenses, if required, would be available on commercially acceptable terms, if at all, or that we would be able to develop or obtain alternate technology, which would have a material adverse effect on us.

        There can be no assurance that the validity of any of the patents licensed to, or that may in the future be owned by us would be upheld if challenged by others in litigation or that our products or technologies, even if covered by our patents, would not infringe patents owned by others. We could incur substantial costs in defending suits brought against us or any of our licensors for infringement, in suits by it against others for infringement or in suits contesting the validity of a patent. Any such proceedings may be protracted. In any suit contesting the validity of a patent, the patent being contested would be entitled to a presumption of validity and the contesting party would be required to demonstrate invalidity of such patent by clear and convincing evidence. If the outcome of any such litigation is adverse to our interests, our business would be materially adversely affected.

        Patents We May License from our Partners.    We intend to obtain an exclusive field-of-use license to certain patent rights from a United States national laboratory as part of our research and development efforts to enhance our ability to manufacture our TMOS flat panel displays in quantity. As of December 31, 2004, these patent rights are intended to include U.S. issued patents and pending patent applications, together with numerous counterparts in various foreign countries.

        We are presently negotiating with a large military contractor to obtain an exclusive field-of-use license to certain patents and other intellectual property relating to certain technologies useful in manufacturing TMOS-based flat panel displays. The field-of-use license would be for all fields of use other than the military and aerospace fields. This license would also extend to any patent rights the military contractor obtains as a result of its contract with a national laboratory resulting from cooperative research conducted with the national laboratory. We anticipate that we shall have the right to sublicense the intellectual property to third parties under the anticipated license agreement.

        There is no assurance, however, that we will be successful in our pending license negotiations.

        Intellectual Property Developed under Our Government Contracts.    We and our subcontractors have developed and may continue to develop patentable TMOS technology inventions under our U.S. government contracts. Under these arrangements, we or our subcontractors generally can elect to take title to any patents on these inventions. It is our intent to form these contractual relations in a way that transfers all of the intellectual property ownership that we contract for to us so that we can more effectively protect our intellectual property position. However, the U.S. government reserves the right to utilize, and to permit others to utilize, these inventions and any associated technical data for government purposes, and, in some cases, for unlimited purposes. In addition, if the U.S. government determines that we or our subcontractors have not taken appropriate steps to achieve practical application of these inventions, it may require that we or our subcontractors license these inventions to third parties.

        Trade Secrets and Technical Know-How.    We have accumulated, and continue to accumulate, a substantial amount of valuable trade secret information and technical know-how relating to TMOS technologies and materials. Where practicable, we may license portions of this information and know-how with display manufacturers and other business partners on a confidential basis. We employ various methods to protect this information and know-how from unauthorized use or disclosure, although no such methods can afford complete protection. Moreover, because we derive some of this information and know-how from other parties, there is an increased potential for public disclosure.

        In certain instances, we may choose not to seek patent protection and may rely on trade secrets and other confidential know-how to protect our future innovations. There can be no assurance that protectable trade secrets or know-how will be established or, if established, that they will remain protected or that others will not independently and lawfully develop similar or superior innovations. We require all employees to sign intellectual property assignment and non-disclosure agreements with the Company. In addition, all directors, consultants and other parties to whom confidential information of the Company has been or will be disclosed have or will execute agreements containing confidentiality provisions. There can be no assurance, however, that any such intellectual property assignment agreements and confidentiality agreements will be complied with or will be enforceable. See "Risk Factors."

Competition

        The display industry in which we operate is highly competitive. We compete against existing flat panel display technologies such as LCDs and plasma, as well as other emerging technologies such as Organic Light Emitting Diode, or OLED. Certain competitors that produce OLED display technologies follow a business model that is similar to our business model; however, we believe that our business model allows for the combination of the following four factors, while our competitors typically only follow one or a subset of the following four factors: (i) a wide range of opportunity available to us in which to go to market; (ii) the flexibility to pursue any and all market segments; (iii) the ability to be a supplier of key materials; and (iv) the ability to enable localized manufacturing. LCD and plasma companies are more likely to be direct manufacturers in addition to conducting some licensing.

  Flat Panel Display Competitors

        Numerous domestic and foreign companies have developed or are developing LCD and other flat panel display technologies that will compete with our TMOS display technologies. These include OLED, plasma, field emissive and vacuum fluorescent display technologies. Companies pursuing these technologies include, among others, Sony, Pioneer Corporation, Sharp Corporation, Toshiba Matsushita Display Technology Co., Ltd., Fujitsu, Ltd., Hitachi Displays, Ltd., NEC Corporation, Sanyo Electric Co., Ltd., Samsung Electronics Co., Ltd., Samsung SDI, LG Electronics, Ltd., AU Optronics, Chi Mei Optoelectronics Corporation, RiTdisplay Corporation, Chunghwa Picture Tubes, Ltd., TECO Optronics Corporation, Toppoly Optoelectronics Corporation and HannStar Display Corporation. Many of our competitors have much greater name recognition and substantially greater financial, marketing and research resources than we do.

  OLED Competitors

        Eastman Kodak Company has licensed a fluorescent OLED technology and other patents for display applications to a number of display manufacturers. In addition, Eastman Kodak and Sanyo Electric, through a joint venture known as SK Display Corporation, Samsung NEC Mobile Display Co., Ltd., RiTdisplay and Pioneer are presently manufacturing OLED products using OLED technologies. Eastman Kodak, Covion Organic Semiconductors GmbH and Idemitsu Kosan Co. are selling and licensing various forms of OLED materials and processes that will compete with our proprietary TMOS technology. Another OLED industry participant, Cambridge Display Technology, Ltd., has licensed and is working with a number of display manufacturers on its polymer OLED technology.

        A number of companies, including many of our flat panel display competitors, together with Seiko Epson Corporation, Fuji Film Co., Ltd., Canon, Inc., Dow Chemical Corporation, Dupont Displays, Toyo Ink Mfg. Co., Ltd., Sumitomo Chemical Co., Ltd., Mitsubishi Chemical Corporation, Covion Organic Semiconductors and Idemitsu Kosan, are engaged in research, development and commercialization activities with respect to OLED technologies and materials. Many of these competitors have much greater name recognition and substantially greater financial, marketing and research resources than we do.

Suppliers of Raw Materials and Components

        We have alternative suppliers for the materials and components we need to finish the development and fabrication of our contemplated prototype products. We have used a number of suppliers to date. For the glass used as light guides, Reynard Corporation has been the principal supplier and is likely to continue to be a principal supplier as long as they can fulfill our needs. Corning is a potential alternative supplier of this glass material. Longer term, we will be evaluating potential suppliers, like GE Plastics, for supplying polycarbonate-based alternatives to glass for use in the light guides.

        Our TMOS technology-based prototypes are presently constructed using a series of thin film layers deposited as a stack on the surface of the light guide. Reynard has also been a supplier of the initial thin film layer (ITO). The other thin film layers are currently being provided by either subcontractors and/or bulk supply houses. Each of these thin film materials is under review as to its suitability to meet our long-term requirements. Every alternative thin film material being evaluated has multiple suppliers and is widely available from suppliers such as 3M or DuPont.

        In one case, the Company is evaluating a patented material developed by a national laboratory. We anticipate cooperatively developing an improved material formulated to meet our specifications, which we will license for producing the materials used in the manufacture of the display panel products. Once the formulation and agreement are finalized, we plan to produce this proprietary material for ourselves and supply it to our strategic partners.

        The Company is currently engaged in the design and development of the unique driver electronics for our display architecture. These driver devices are currently being constructed from industry standard components. It is expected that once the driver design is finalized, we will develop, or have developed by a fab-less semiconductor design company, an "application-specific integrated circuit" chip or software-programmable embedded processor design that will be manufactured by a semiconductor fabrication company. Multiple semiconductor foundry companies offer these manufacturing services both domestically as well as internationally.

Employees

        We have eleven full-time employees and three part-time employees. None of these employees is covered by a collective bargaining agreement, and we believe our relations with our employees are good. We may also employ consultants on an as-needed basis to supplement existing staff.

Facilities

        Our corporate offices and our research and development facility are located at 11940 Jollyville Rd., Suite 200N, Austin, Texas 78759. We currently lease approximately 4,400 square feet of space at this facility. See Item 3, "Description of Property" below.

        We currently have two part-time employees located in a facility at Area Y Kirtland AFB—East Building 9200 in Albuquerque, New Mexico. This facility is in the process of being properly outfitted as laboratory space with clean room capability and equipment.

Our Compliance with Environmental Protection Laws

        We are not aware of any current federal, state or local environmental compliance regulations that have a material effect on our business activities. We have not expended material amounts to comply with any environmental protection statutes and do not anticipate having to do so in the foreseeable future.

RISK FACTORS
Risks Relating to Our Business

We are a new business with limited operating history and our future profitability is uncertain.

        We are a development stage company with a limited operating history and no significant revenues to date. To date, we have had only a few revenue-generating services or development contracts. These include a Small Business Innovation Research (SBIR) Phase One agreement with the U.S. Air Force for $98,214 and a follow-on Phase Two agreement for $686,966. The U.S. government has funded $515,255 of this amount pursuant to its 2004 budget, and the Company has requested that the additional $172,000 be made available in the 2005 Federal budget. There can be no assurance that the additional $172,000 will be available out of the 2005 Federal budget. The Phase One agreement was awarded to us in August of 2003, and all of our work, payment, and revenue recognition associated with this agreement occurred during 2003. The Phase Two agreement was awarded to us in August of 2004, and pursuant to the Phase Two agreement, we must deliver a working TMOS prototype panel to the United States Air Force examiners by March of 2006. If the government funds the additional $172,000 during 2005, the delivery date for the prototype panel will be extended by six months to September 2006. The central deliverable for the Phase Two agreement involves the tiling (laying side-by-side and affixing) of between eight and twelve four inch TMOS prototype screens. This meta-screen, serving as the horizontal cross-section of a larger flat panel display, will be tested primarily for: (1) electronics—synchronized signals that control the display; (2) artifact suppression—controlling an image with clarity as it moves rapidly across the screen; and (3) reproducibility. Pursuant to the Phase Two agreement, we must perform work to complete specified tasks in support of the delivery of the prototype in order to continue to receive periodic payments under the SBIR agreement. We therefore bill the Air Force on a monthly basis for labor, materials and other direct expenses that we can attribute directly to the SBIR project. The U.S. Air Force will withhold ten percent (10%) of the Phase Two award (or approximately $68,696) until we deliver to it a working prototype which meets the specifications of the Phase Two agreement. We have received and recognized almost $60,000 in payments to date under the SBIR Phase Two agreement; however, the agreement can be terminated at any time if the Air Force examiner feels that we are not making sufficient progress on the SBIR project. We entered into a prototype development agreement with Lockheed Martin in October 2004, for which we have received full payment from Lockheed Martin.

        We are attempting to obtain the necessary working capital for operations, but there can be no assurance we will obtain such financing. We have not yet demonstrated our ability to generate revenue, and there is no assurance that we will produce any material revenues for ourselves or our stockholders, or that we will operate on a profitable basis. As of December 31, 2004, we had accumulated a total deficit of $8,775,995 from operations.

We anticipate future losses and negative cash flow, which may limit or delay our ability to become profitable.

        We are a development stage company and expect to expend significant resources on consultants, intellectual property protection, research and development, advertising, hiring of personnel and startup costs. As a result, we have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs and expenses related to prototype development, consulting costs, laboratory development costs, marketing and other promotional activities, the addition of engineering and manufacturing personnel, and the continued development of relationships with strategic business partners.

We do not expect to be profitable in the foreseeable future, and may never be profitable.

        Since inception, we have generated limited revenues while incurring significant losses. We expect to incur losses for the foreseeable future and until such time, if ever, as we are able to achieve sufficient levels of revenue from the commercial exploitation of our TMOS technology and materials to support our operations. However, planned products based upon our TMOS technology may never become commercially viable. Markets for flat panel displays utilizing our proprietary TMOS technology may be limited. We may never generate sufficient revenues from the commercial exploitation of our TMOS technology and materials to become profitable. Even if we find commercially viable applications for our TMOS technology and materials, we may never recover our research and development expenses.

If we do not receive additional financing when and as needed in the future, we may not be able to continue the research, development and commercialization of our TMOS technology and materials.

        Our capital requirements have been and will continue to be significant. We will likely require substantial additional funds in excess of our current financial resources in the future for research, development and commercialization of our TMOS technology and materials, to obtain and maintain patents and other intellectual property rights in these technologies and materials, and for working capital and other purposes, the timing and amount of which are difficult to ascertain. Our cash on hand will likely not be sufficient to meet all of our future needs. When and as we need additional funds, such funds may not be available on commercially reasonable terms or at all. If we cannot obtain more money when and as needed, our business might fail. Additionally, if we attempt to raise money in a future offering of shares of our common stock, preferred stock, warrants or depositary shares, or if we engage in acquisitions involving the issuance of such securities, the issuance of these shares could, subject to any anti-dilution provisions, dilute the ownership of our then-existing stockholders.

If we are unable to grow and obtain adequate capital on satisfactory terms, our operations could be negatively impacted.

        Our ability to survive in the short-term and long-term is dependent upon the success of funding our capital requirements. Our ability to operate profitably under our current business plan is largely contingent upon our success in obtaining further sources of debt and equity capital and upon our continued expansion. In all likelihood, we will require additional capital in the future to expand our operations in other countries. If adequate capital cannot be obtained on satisfactory terms in order to meet our ultimate capital needs and support our growth, our operations could be negatively impacted.

Our quarterly operating results are subject to substantial fluctuations, and you should not rely on them as an indication of our future results.

        Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the level of demand for our technology and products; our ability to attract and retain personnel with the necessary strategic, technical and creative skills required for effective operations; the amount and timing of expenditures by customers; the amount and timing of capital expenditures and other costs relating to the expansion of our operations; government regulation and legal developments; improvement of existing LCD and OLED technologies and introduction of other new flat panel display technologies; and general economic conditions. As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on our quarterly results. Due to all of these factors, our operating results may fall below the expectations of securities analysts, stockholders and investors in any future quarter.

Our brand name and technology may not be recognized in our marketplace so our results of operations and financial condition may suffer.

        Our brand name and technology is new and unproven. If we are unable to effectively develop and timely promote our brand and technology and establish a leading position in our marketplace, our results of operations and financial condition will suffer. We believe that the importance of brand recognition and technology will increase over time. In order to gain brand recognition, we may increase our marketing and advertising budgets to create and maintain brand loyalty.

We may fail to protect adequately our proprietary technology, which would allow our competitors to take advantage of our research and development efforts.

        Our long-term success largely depends on our ability to market technologically competitive processes and products. We rely on a combination of patent, trade secret and other intellectual property laws, confidentiality and security procedures and contractual provisions to establish and protect our proprietary rights in our technology, products and processes. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. Our currently pending or future patent applications may not result in issued patents. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or from third parties infringing our patents or misappropriating our trade secrets or provide us with any competitive advantage. In addition, effective patent and other intellectual property protection may be unenforceable or limited in foreign countries. If a third party initiates litigation regarding the validity of our patents, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

        We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with strategic partners. It is possible that these individuals or companies will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

If we fail to enter cooperative research agreements which we are presently negotiating with our projected research partners, we might not succeed in commercializing our TMOS technology and materials.

        Research and development of commercially viable applications for our TMOS technology and materials may at some point depend substantially on the success of the work conducted by and with our present and future research partners. We cannot be certain that these research partners will make the additional advances in the research and development of these technologies and materials that may be essential to successfully commercialize our TMOS technology and materials. Moreover, although we fund TMOS technology research, the scope of and technical aspects of this research and the resources and efforts directed to this research currently are and may remain in large part subject to the control of our research partners.

        Our anticipated research agreements with a government laboratory and a large military contractor may not reach a successful outcome, and if they become effective, they may be terminated in the future for various reasons. Furthermore, termination of the research agreements could materially and adversely affect our ability to research, develop and commercialize our TMOS technology and materials going forward.

If we cannot form and maintain lasting business relationships with flat panel display manufacturers or other targeted partners, or if we cannot obtain proprietary TMOS materials, our business strategy could suffer or fail.

        Our business strategy includes some dependence upon our development and maintenance of commercial licensing and material supply relationships with high-volume manufacturers of flat panel displays. All of our current relationship discussions with display manufacturers are limited to technology exploration and the evaluation of our TMOS technology and materials for possible use in commercial display applications. Some or all of these relationships may not succeed or, even if they are successful, may not result in the display manufacturers' entering into commercial licensing and material supply relationships with us.

        Under our planned technology development and evaluation agreements, we intend to work with strategic partners to incorporate their technologies into our products for the commercial production of TMOS displays. However, many of these technology development and evaluation agreements may last for limited periods of time, such that our relationships with these partners could expire unless they continually are renewed. Our partners may not agree to renew their relationships with us on a continuing basis. In addition, we may continue working with certain strategic partners in evaluating our TMOS technology and materials after our existing agreements with them have expired while we are attempting to negotiate contract extensions or new agreements with them. Should our relationships with these partners not materialize, or once in place, not continue to be renewed, our business could suffer.

        Our ability to enter into commercial licensing and material supply relationships, or to maintain our existing technology development and evaluation relationships, may require us to make financial or other commitments. We might not be able, for financial or other reasons, to enter into or continue these relationships on commercially acceptable terms, or at all. Failure to do so will likely harm our business strategy, operating results and long-term business prospects.

        Our business prospects depend significantly on our ability to obtain proprietary materials for our own use and for potential sale to display manufacturers. Our currently proposed development and license agreement with the national laboratory may provide us with a source for certain of these materials for research, development and evaluation purposes. The currently proposed agreement with the national laboratory will potentially provide us with a source for these materials for commercial purposes. However, this license agreement is not yet effective. Our inability to reach an agreement to obtain these certain materials from this national laboratory or another source would have a materially adverse effect on our ability to generate revenues from sales of these materials, as well as on our ability to perform research and development work. Further, failure to complete an agreement could preclude our ability to support display manufacturers that would choose to license our TMOS technology and materials for possible commercial use. Also, a license from the national laboratory may be subject to significant United States government rights and restrictions that may reduce the Company's ability to enter into overseas manufacturing agreements and licenses.

The United States government will have certain rights to our TMOS technology that might prevent us from realizing the benefits of these technologies.

        The United States government, through various government agencies, has provided and continues to provide funding to us for research activities related to certain applications of our TMOS technology. Because we have been provided with this funding, the government has rights to certain applications of our technology that could restrict our ability or our licenses to market products to the government for military and other applications, or to third parties for commercial applications. Moreover, if the government determines that we have not taken effective steps to achieve practical application of our patented inventions that were funded by the government in any field-of-use in a reasonable time, the government could require us to grant licenses to other parties in that field of use. Any of these occurrences would limit our ability to obtain the full benefits of our TMOS technology.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        A third party may sue us or one of our strategic collaborators for infringing its intellectual property rights. Likewise, we may need to resort to litigation to enforce our patent rights or to determine the scope and validity of third-party intellectual property rights.

        The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to pay monetary damages; stop commercial activities relating to the affected products or services; obtain a license in order to continue manufacturing or marketing the affected products or services; or compete in the market with a substantially similar product.

        Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages, and litigation could disrupt our commercial activities.

If we are unable to keep up with rapid technological changes, our processes, products or services may become obsolete.

        The flat panel display market is characterized by significant and rapid technological change. Although we will continue to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our processes, products or services less attractive or even obsolete. If we cannot compete effectively in the marketplace, our potential for profitability and financial position will suffer.

If our TMOS technology and materials are not technically and commercially feasible for broad-based product applications, we may never generate revenues sufficient to support ongoing operations.

        To generate revenues sufficient to support ongoing operations, our business strategy ultimately requires the development and maintenance of commercial licensing and material supply relationships with high-volume display manufacturers. Before display manufacturers will agree to utilize our TMOS technology and materials for wide-scale commercial production, they will likely require us to demonstrate to their satisfaction that our TMOS technology and materials are feasible for broad-based product applications of which there can be no assurances given. This, in turn, will require substantial advances in our research and development efforts in a number of areas, including: manufacturability; the development of feasible TMOS materials for TMOS displays; and issues related to scalability and cost-effective fabrication technologies for product applications.

Our efforts may never demonstrate the feasibility of our TMOS technology and materials for broad-based product applications.

        Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, without limitation, unanticipated technical or other problems and the possible insufficiency of funds for completing development of these products. Technical problems may result in delays and cause us to incur additional expenses that would increase our losses. If we cannot complete, or if we experience significant delays in completing, research and development of our TMOS technology and materials for use in potential commercial applications, particularly after incurring significant expenditures, our business may fail.

Even if our TMOS technology is technically feasible, it may not be adopted by display manufacturers.

        The potential size, timing and viability of market opportunities targeted by us are uncertain at this time. Market acceptance of our TMOS technology and materials will depend, in part, upon the technology's providing benefits greater than or comparable to cathode ray tubes, or CRT, plasma display and LCD technologies (the current standard display technologies) at an appropriate cost, and the adoption of our TMOS technology by consumers and manufacturers, neither of which has been achieved. Also, many potential licensees of our TMOS technology currently manufacture flat panel displays utilizing competing technologies, and may, therefore, be reluctant to redesign their products or manufacturing processes to incorporate our TMOS technology. Moreover, there may be a number of additional technologies that display manufacturers need to utilize in production or may need to be used in conjunction with our TMOS technology in order to bring TMOS displays and products containing them to the market. If display manufacturers are unable to obtain access to these additional technologies, they may not utilize our TMOS technology.

There are numerous potential alternatives to TMOS for flat panel displays, which may limit our ability to commercialize our TMOS technology and materials.

        The flat panel display market is currently, and we believe will likely continue to be for some time, dominated by displays based on LCD technology. Numerous companies are making substantial investments in, and conducting research to improve characteristics of LCDs. Additionally, several other flat panel display technologies have been, or are being, developed, including technologies for the production of field emission, inorganic electroluminescence, gas plasma and vacuum fluorescent displays. Of particular note, competing OLED technologies have entered the marketplace prior to TMOS and may become entrenched in the flat panel industry before our TMOS technology have a chance to become widely utilized. In each case, advances in LCD, OLED, or other flat panel display technologies could result in technologies that are more cost-effective, have fewer display limitations, or can be brought to market faster than our TMOS technology. These advances in competing technologies might cause display manufacturers to avoid entering into commercial relationships with us, or not renew planned or existing relationships with us.

        We believe that TMOS display technologies ultimately may be able to overcome certain existing limitations of LCD and other flat panel display technologies, such as high power consumption, costly manufacturing methods, poor contrast ratios and limited viewing angles, for many product applications. However, other companies may succeed in improving these competing display technologies, or in developing new display technologies, that are superior to our TMOS display technology in various respects. We cannot predict the timing or extent to which such improvements or developments may occur. If our TMOS technology are unable to capture a substantial portion of the overall display market for these competitive reasons, our business strategy may fail.

Many of our competitors have greater resources, and it may be difficult to compete against them.

        The flat panel display industry is characterized by intense competition. Many of our competitors have better name recognition and substantially greater financial, technical, manufacturing, marketing, personnel and/or research capabilities than we do. They have made and continue to make substantial investments in improving their technologies and manufacturing processes. In addition, we believe that at times in the past, some plasma and LCD display panel manufacturers have priced their products below the marginal cost of production in an attempt to establish, retain or increase market share. Because of these circumstances, it may be difficult to compete successfully in the display market.

The loss of the services of our key management and personnel or the failure to attract additional key personnel could adversely affect our ability to operate our business.

        A loss of one or more of our current officers or key employees could severely and negatively impact our operations. We may suffer the loss of key human resources for one reason or another. Some of our key management personnel are employed "at-will" and may elect to pursue other opportunities at any time. Specifically, the loss of services of Frank M. DeLape, Chairman of the Board, Reed J. Killion, President, Jim Tassone, Chief Financial Officer, Martin G. Selbrede, Chief Science Officer, or Dan Van Ostrand, Executive Vice President, none of whom has an employment agreement with us, could significantly harm our business. We have no present intention of obtaining key-man life insurance on any of our executive officers or management. While we intend to enter into new employment agreements with our management and other key personnel, there is no guarantee that these will be found to be enforceable if challenged. Additionally, competition for highly skilled technical, managerial and other personnel is intense. As our business develops, we might not be able to attract, hire, train, retain and motivate the highly skilled managers and employees we need to be successful. If we fail to attract and retain the necessary technical and managerial personnel, our business will suffer and might fail.

Uni-Pixel is receiving limited indemnification from certain current and former principals of our predecessor company, Real-Estateforlease.com, Inc.

        Uni-Pixel, Inc. was originally incorporated in the State of Nevada as Super Shops, Inc. On November 15, 1999, Super Shops and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On July 31, 2000, the court approved Super Shops' Amended Joint Plan of Reorganization. On October 13, 2000, and in accordance with the Plan of Reorganization, the management of Super Shops changed its state of incorporation from Nevada to Delaware by merging with and into NEV Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation. On June 13, 2001, the management of NEV Acquisition Corp. entered into an Agreement and Plan of Merger with Real-Estateforlease.com, Inc. Although the predecessor company to Real-Estateforlease.com, Inc., Super Shops, Inc., filed for bankruptcy and received plan confirmation for its plan of reorganization on July 31, 2000, Uni-Pixel, Inc. has never filed nor been a party to any reorganization, liquidation or other proceeding under the Federal Bankruptcy Code and may therefore have liabilities of which we are currently unaware. Uni-Pixel received typical representations and warranties from the former principals of Real-Estateforlease.com, Inc. pursuant to the merger agreement by and among Real-Estateforlease.com, Inc., Uni-Pixel Displays, Inc., Gemini V, Inc. and Uni-Pixel Merger Sub, Inc. However, Uni-Pixel will only receive the following indemnification protection from the former principals of Real-Estateforlease.com, Inc. for its liabilities and claims: (i) for the period of July 31, 2000 (the confirmation date of Super Shops, Inc.'s plan of reorganization) through June 13, 2001 from Halter Financial Group, Inc., a stockholder of Real-Estateforlease.com, Inc.; (ii) for the period of June 14, 2001 through November 14, 2004 from David DiSalvo, the former President, Secretary, Treasurer and sole board member for Real-Estateforlease.com, Inc.; and (iii) for the period of November 15, 2004 going forward from Frank M. DeLape, the current Chairman of the Board of Uni-Pixel, Inc.

        The indemnification protection provided by Halter Financial Group, Inc., David DiSalvo and Frank M. DeLape is further limited, in the aggregate, to the value of our common stock received by each of the indemnitors in the merger transaction with Real-Estateforlease.com, Inc. determined by multiplying the number of shares of common stock received by each pursuant to the merger by $1.75. Frank M. DeLape received approximately 1,812,800 shares of common stock, Halter Financial Group received approximately 380,000 shares of common stock and David DiSalvo received approximately 75,000 shares of common stock. Therefore, the highest dollar amount that any one of these parties will indemnify us for during his or its indemnification period as described in the preceding paragraph, is $3,172,400.

        If indemnification claims do arise with respect to any liabilities or claims of or against Real-Estateforlease.com, Inc., and either (i) Messrs. DiSalvo, Halter and DeLape are unable to satisfy their indemnification obligations to us, or (ii) such liabilities or claims exceed $3,172,400, we would suffer a loss, which loss would impact our financial condition and the value of our common stock and Series A Preferred Stock. If the liability or claim is substantially in excess of $3,172,400, we might be forced to seek bankruptcy protection.

Risks Relating to the Industry

The flat panel display industry has historically experienced significant downturns, which may adversely affect the demand for and pricing of our TMOS technology and materials.

        The flat panel display industry has experienced significant periodic downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns have been characterized by lower product demand, production overcapacity and erosion of average selling prices. Our business strategy to some degree is dependent on display manufacturers building and selling displays that incorporate our TMOS technologies and materials. Industry-wide fluctuations and downturns in the demand for flat panel displays, and low power consumption or high performance displays in particular, would likely affect the demand for and pricing of our TMOS technologies and materials and could cause significant harm to our business.

Risks Relating to the Ownership of Our Securities

Provisions of our certificate of incorporation and bylaws and Delaware law could deter takeover attempts.

        Our certificate of incorporation and bylaws and the Delaware General Corporation Law contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

Our executive officers and directors own a significant percentage of our common stock and could exert significant influence over matters requiring stockholder approval, including takeover attempts.

        Our executive officers and directors own approximately 25.1% of our outstanding common stock on an as-converted basis. This percentage is sufficient for such group of stockholders to potentially exert significant influence over the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions of the certificate of incorporation or bylaws, possible mergers and other business combinations and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing such actions. Our officers, directors and controlling stockholders currently are, and in the foreseeable future will continue to be, in a position to control us by being able to nominate and elect at least two of the members of our Board of Directors, however, in the event that we list shares of our common stock on the American Stock Exchange, the American Stock Exchange may require us to maintain a board of directors comprised of at least fifty percent independent directors. The Board of Directors establishes corporate policies and has the sole authority to nominate and elect our officers to carry out those policies.

The issuance of additional shares of our common stock could drive down the price of our common stock.

        The price of our common stock can be expected to decrease if other shares of our common stock that are currently subject to restriction on sale become freely salable, whether through an effective registration statement or based on Rule 144 under the Securities Act of 1933, as amended, or if we issue additional shares of our common stock that might be or become freely salable, including shares that would be issued upon conversion of our preferred stock or the exercise of outstanding warrants and options.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

General

        We are a development stage company with a limited operating history and no significant revenues to date. The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for the year ended December 31, 2004. The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this registration statement. The following discussion contains forward-looking statements. Our actual results may differ significantly from those projected. Factors that might cause future results to differ materially from those projected in forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this registration statement.

Results of Operations—Comparison of Fiscal Years Ending December 31, 2004 and 2003

        Revenues.    Revenues increased to $290,387 for the year ended December 31, 2004, as compared to $98,543 for the year ended December 30, 2003, primarily due to the recognition of deferred revenues resulting from the delivery of a prototype associated with a development contract.

        Cost of Revenues.    Cost of revenues include all direct expenses associated with the delivery of products or services including internal labor costs. Cost of revenues for the year ended December 31, 2004 increased to $145,194 as compared to $49,133 for the previous year due to the associated increase in contract engineering and prototype development revenue.

        Selling, General and Administrative Expenses.    General and administrative expenses increased by 57% or $527,390, to $1,445,831 for the year ended December 31, 2004 from $918,441 for the year ended December 31, 2003 due primarily to an increase of $279,000 in salary expense resulting from an increase in the number of employees and an increase in legal fees of $272,000 as a result of the legal effort required for the additional debt financing activities and the increased intellectual property legal expenses associated with patent development and patent filings.

        Research and Development.    Research and Development expenses increased by approximately $300,000 during the year ended December 31, 2004 to $1,230,936 from $930,678 for the year ended December 31, 2003. This increase in costs was attributable to the increase in development staffing with salary costs increasing by approximately $300,000 to $1,069,000 for the year ended December 31, 2004 from $739,000 for the year ended December 31, 2003.

        Other Income.    Other income increased to $886,886 for the year ended December 31, 2004 as compared to $0 during the year ended December 31, 2003, primarily due to a one time gain on forgiveness of accrued wages, employee notes and related accrued interest.

        Interest Expense.    Interest expense increased to $400,450 for the year ended December 31, 2004 as compared to $268,281 for the year ended December 31, 2003, primarily to due to the impacts of additional debt financing. Average debt outstanding under certain convertible notes payable to investors increased to a total of $2,450,000 in 2004 as compared to $1,445,000 for 2003. Interest rates on these instruments ranged from 8% to 13%.

        Net Loss.    Net loss decreased to $2,351,047 for the year ended December 31, 2004, as compared to $2,492,123 for the year ended December 31, 2003. We computed our net loss per share on the basis of net loss attributable to common stockholders, which included the effects of certain items not included in the determination of net loss. The 2004 net loss attributable to common stockholders includes a deemed dividend associated with beneficial conversion of preferred stock in the amount of $35,715.

Historical Cash Flows

        Operating Activities.    Cash used in operating activities during the year ended December 31, 2004 increased to $2,285,500 as compared to $1,002,987 used for the year ended December 31, 2003. The increase is attributed primarily to increased research and development spending and increased general and administrative expenses resulting from additional employee salary and related expenses. Research and development and general and administrative expenses for 2004 as compared to 2003 increased by approximately $1,177,000 after adjusting for the decrease in accounts payable attributable to these activities.

        Investing Activities.    Cash used for investing activities during the year ended December 31, 2004 amounted to $15,077, as compared to $0 used for investing activities for the year ended December 31, 2003 due to the Company's increased spending on computer equipment in 2004.

        Financing Activities.    We have financed our operating and investing activities primarily from the proceeds of private placements of common stock, convertible investor notes, and a preferred stock offering. During the year ended December 31, 2004, we realized $64,800 from cash sales of common stock, $1,400,000 from convertible investor notes, and $7,649,330 from cash sales of preferred stock for a combined total of $9,114,130. During the year ended December 31, 2004, we paid out $20,000 to retire notes payable and $1,470,672 to retire convertible notes payable. The total net cash provided by financing activities was $7,623,458 for the year ended December 31, 2004. These figures compare to the $177,500 received from cash sales of common stock and $841,750 from convertible investor notes which combined for a total of $1,019,250 provided by financing activities for the year ended December 31, 2003. The total net combined increase in cash provided by financing activities was $6,604,208 for the year ended December 31, 2004 as compared to the total net cash provided by financing activities for the year ended December 31, 2003.

Liquidity and Capital Resources

        As of December 31, 2004, we had a cash balance of $5,342,641 and total liabilities of $404,726, of which $200,000 is deferred revenue attributable to a prototype development agreement. As of February 18, 2005, we have a cash balance of approximately $7.7 million. The increase in our cash balance was attributable to the proceeds realized from the sale of Series A Preferred Stock during the course of the year. During December 2004, we received gross proceeds of $8.9 million from the sale of our Series A Preferred Stock pursuant to a $12.2 million private offering. We received gross proceeds of $3.25 million during January 2005 when we closed on the remainder of the private offering. We project that current cash reserves will sustain our operations at least through December 31, 2006, and we are not aware of any trends or potential events that are likely to impact our short term liquidity through this term.

        We are a development stage company and have not experienced significant operations since our formation. We have reached a positive working capital position as of the fourth quarter of 2004 as a result of our financing activities. We have incurred significant operating losses during the years ended December 31, 2002, 2003, and 2004. We intend to utilize a proprietary methodology for development of our displays. Our principal activities, from the beginning of the development stage, have been organizational matters, issuance of stock, product research and development, fund raising, and market research.

        We are subject to many risks associated with early-stage businesses in the electronics industry, including our ability to raise capital, reliance on key persons, and uncertainties surrounding market acceptance of our products. See "Risk Factors."

        To date, we have experienced losses from our operations. We anticipate that we will require additional capital resources, including the net proceeds from additional equity and debt financing transactions, to generate revenue and achieve positive cash flows from operations. Our ability to generate positive cash flows depends upon a variety of factors, including the acceptance in the market of our products and various other factors, some of which may be beyond our control. There can be no assurance that such financing transactions will be consummated or that such revenue will be generated.

        To date, we have had only a few revenue-generating services or development contracts with the U.S. military, a large personal computer company and a large military contractor. Our immediate customer prospects are limited to a large military contractor with which we expect to form a strategic relationship.

        Management will work to establish specific applications for our display technology that will generate significant revenues, and cash flows to support operations. Our ability to continue as a going concern will be dependent upon achieving profitable operations, and obtaining additional funding from current shareholders and new investors.

Results of Operations—Comparison of Fiscal Years Ending December 31, 2003 and 2002

        Revenues.    Revenues increased to $98,543 for the year ended December 31, 2003, as compared to $640 for the year ended December 30, 2002, primarily due to the award and completion of work on a Small Business Innovation Research (SBIR) contract with the U.S. Air Force.

        Operating Expenses During Development Stage.    Operating expenses increased to $1,898,763 for the year ended December 31, 2003, as compared to $1,736,689 for the year ended December 31, 2002, primarily due to a $163,926 increase in salaries due to an increase in the number of employees and a $120,131 increase in legal fees. The increase in legal fees is primarily attributable to the legal effort required for an increase in financing transactions and patent applications.

        Interest and Other Expense.    Interest expense increased to $268,281 for the year ended December 31, 2003, as compared to $170,178 for the year ended December 31, 2002, primarily to additional debt financing. Pursuant to the terms of an investor bridge note entered into during 2003, we issued warrants to purchase 500,000 shares of our common stock at $0.02 per share. These warrants were valued at the time of grant at $500,000 and, in accordance with generally accepted accounting principles, the $500,000 was amortized over the term of the associated bridge note, which was one year. During 2003, we amortized $375,000 of this expense, which was recorded as debt issuance cost.

        Net Loss.    Net loss increased to $2,492,123 for the year ended December 31, 2003, as compared to $1,734,196 for the year ended December 31, 2002 for a net increase of $757,927.

Historical Cash Flows

        Operating Activities.    Cash used in operating activities during the year ended December 31, 2003 amounted to $1,002,987, as compared to $966,533 used for the year ended December 31, 2002.

        Investing Activities.    Cash used for investing activities during the year ended December 31, 2003 amounted to $0, as compared to net proceeds of $7,821 from investing activities for the year ended December 31, 2002 due to the Company's decreased spending on computer equipment in 2003.

        Financing Activities.    We have financed our operating and investing activities primarily from the proceeds of private placements of common stock, convertible investor notes, and a preferred stock offering. During the year ended December 31, 2003, we realized $177,500 from cash sales of common stock, and $841,750 from investor notes payable for combined proceeds of $1,109,250. These figures compare to the $319,000 received from cash sales of common stock and $633,250 from investor notes payable, a combined total of $952,250 for the year ended December 31, 2002, representing an increase of $67,000 for the year ended December 31, 2003, as compared to the year ended December 31, 2002.

ITEM 3.    DESCRIPTION OF PROPERTY.

        Our main corporate offices and our research and development facility are located at 11940 Jollyville Rd., Suite 200N, Austin, Texas 78759. We currently lease approximately 4,425 square feet of space at this facility from an unrelated third party. The lease commenced on December 15, 2004, and unless renewed or earlier terminated pursuant to the terms of the lease agreement, the lease shall expire January 31, 2006. We may renew the lease for an additional period of twelve months upon 120 days' prior written notice to the landlord and we have a one-time right to terminate the lease on July 31, 2005, upon thirty days' prior written notice to the landlord. In the event of early termination, we would be required to pay a lease termination fee of one month's base rent plus the landlord's out of pocket expenses related to leasing the space to us. The lease provides for monthly rent of $5,863 during its original term, which amount is inclusive of all utilities, janitorial, pass through or other costs related to the premises. Upon renewal, we will be required to pay fair market rent. Although we believe that the current office space is adequate for our purposes, if office space contiguous to our current offices becomes available for lease during the term of our lease, we have a limited right of first refusal to lease such space. The rent for the expansion space shall be the lease rate per square foot that we pay for the primary space.

        We currently have two part-time employees located in a facility at Area Y Kirtland Air Force Base—Building 9255 in Albuquerque, New Mexico. We currently lease approximately 1,933 square feet of space at this facility, including 253 square feet of allocated common space. This lease commenced on February 1, 2005 and is for a term of one year. Pursuant to the lease, we have four one-year option renewal periods. The lease provides for monthly rent of $2,340 and we are also responsible for our pro rata share of the landlord's expenses for repairs and maintenance, janitorial services, property insurance, property taxes, water and wastewater and other costs related to the premises. We believe this space is adequate for our purposes.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        We have set forth in the following table certain information regarding our common stock, on an as converted basis, beneficially owned as of June 28, 2005 for (i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. Generally, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At June 28, 2005, we had 12,800,580 shares of issued and outstanding common stock and 3,751,643 shares of issued and outstanding Series A Convertible Preferred Stock, which were convertible, as of June 28, 2005, into 7,503,286 shares of our common stock.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership	Percent of Class
Directors and Officers:
Frank M. DeLape(2)	2,078,015	10.2%
Martin G. Selbrede(3)	1,427,500	7.0%
Dan Van Ostrand(3)	827,500	4.1%
Reed J. Killion(3)	650,000	3.2%
James A. Tassone(3)	376,250	1.9%
All Directors and Officers as a Group	5,359,265	26.4%
5% Stockholders:
Fordham Financial Management, Inc.(4) 14 Wall Street, 18th Floor New York, NY 10005	1,748,640	8.2%
Bob Weatherly(5) 14505 Torrey Chase Suite 325 Houston, TX 77014	1,036,613	5.1%
James Herndon(5) 14505 Torrey Chase Suite 325 Houston, TX 77014	1,036,613	5.1%

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is generally determined by voting powers and/or investment powers with respect to securities. Unless otherwise noted, all of such shares of common stock listed above are owned of record by each individual named as beneficial owner and such individual has sole voting and dispositive power with respect to the shares of common stock owned by each of them. Such person or entity's percentage of ownership is determined by assuming that any options or convertible securities held by such person or entity, which are exercisable within sixty (60) days from the date hereof, have been exercised or converted as the case may be.

(2)
Includes 1,700,300 shares of common stock owned by Benchmark Equity Group of which Frank M. DeLape is the Chief Executive Officer and sole owner, and 312,500 shares of common stock held by Lakeview Investment Trust, a United States trust fund, of which Mr. DeLape's children are the beneficiaries and Mr. DeLape is the Trustee. Also includes 65,215 shares of our common stock underlying options exercisable within 60 days of June 28, 2005. Of the shares listed in the table above as being beneficially owned by Mr. DeLape, 200,000 shares are subject to a lock-up agreement which expires on December 9, 2008, 1,500,300 shares are subject to a lock-up agreement which expires on June 9, 2006 and the 65,215 shares of common stock underlying Mr. DeLape's options are not subject to a lock-up agreement.

(3)
All of the shares listed in the table above as being owned by Messrs. Selbrede, Van Ostrand, Killion and Tassone are subject to lock-up agreements which expire on December 9, 2008.

(4)
Includes 700,140 shares of common stock held by Fordham Financial Management, Inc. of which William Baquet is the Chief Executive Officer and controlling stockholder. Also includes a warrant held by Fordham Financial Management, Inc. to acquire 1,048,500 shares of our common stock at

  $1.75 per share, exercisable within 60 days of June 28, 2005. All of the shares listed in the table above as being owned by Fordham Financial Management, Inc. are subject to a lock-up agreement which expires on June 9, 2006.

(5)
Includes 23,327 shares of our common stock held by CapSources, Inc., 250,000 shares of our common stock held by CapSource Fund, L.P. and 250,000 shares of our common stock held by CapSource 2000 Fund, L.P. Also includes 128,322 shares of our Series A Preferred held by CapSource Fund, L.P. and 128,322 shares of our Series A Preferred held by CapSource 2000 Fund, L.P., on an as-converted to common stock basis, for a total number of shares of our common stock beneficially owned by Messrs. Weatherly and Herndon of 1,036,613. Messrs. Weatherly and Herndon are the sole shareholders of CapSources, Inc., the limited partners of CapSource Fund, L.P. and CapSource 2000 Fund, L.P. and the sole shareholders of the general partner for each of CapSource Fund, L.P. and CapSource 2000 Fund, L.P. The 523,327 shares of common stock beneficially owned by Messrs. Weatherly and Herndon, not including the Series A Preferred Shares, are subject to a lock-up agreement which expires on December 9, 2006.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        The following table sets forth the names, ages, and titles of our executive officers and directors.

Name	Age	Title
Frank M. DeLape	51	Chairman of the Board
Reed J. Killion	42	President and Director
Dan Van Ostrand	46	Executive Vice President
Martin G. Selbrede	48	Chief Science Officer
James A. Tassone	42	Chief Financial Officer and Secretary

        Frank M. DeLape has served as our Chairman of the Board since November 15, 2004. Mr. DeLape has been Chairman and CEO of Benchmark Equity Group, Inc. since he founded it in 1994. Benchmark provides private equity and debt financing from various funds and other investors. Prior to founding Benchmark in 1994, Mr. DeLape spent eleven years in executive management roles for various companies. Mr. DeLape is Founder and Managing General Partner of Trident Growth Fund, a government-licensed Small Business Investment Corporation, SBIC. Since August 2001, Mr. DeLape has served as Chairman of the Board and a major shareholder of Isolagen, Inc., a company listed on the American Stock Exchange (symbol: ILE). Isolagen, Inc. specializes in the development and commercialization of autologous cellular therapies for soft and hard tissue regeneration.

        Reed J. Killion serves as our President and a member of our board of directors and has served as the President of Uni-Pixel Displays, Inc., a wholly-owned subsidiary of the Company ("Uni-Pixel"), since September 2004. Previously, Mr. Killion served as Uni-Pixel's Executive Vice President of Business Development and has been a member of Uni-Pixel's Board of Directors since April 2002. Prior to joining Uni-Pixel, Mr. Killion was Vice President of Business Development for LogiCom from 1999 until 2002. LogiCom is a technology consulting firm and manufacturers' representative based in Austin, Texas. Compaq, Dell, Siemens, NVIDIA, Vanguard, Atmel, Foxconn, Seiko (SMOS) and DCM Technologies are among the companies Mr. Killion has worked with over the years. Mr. Killion holds a Bachelors Degree in Finance from the University of Mississippi.

        Dan Van Ostrand serves as our Executive Vice President and has served as the Executive Vice President and a director of Uni-Pixel since its inception as Tralas Technologies, Inc. in February of 1998 (renamed to Uni-Pixel Displays, Inc. in 2001). Mr. Van Ostrand has over twenty-four years experience in corporate operations, project management, systems engineering and systems design and has been involved in the establishment, funding and management of Uni-Pixel as well as leading the development of our TMOS technology. As co-owner from 1984 through 1992 of a closely-held company that designed ruggedized VME-based tactical computer systems for the United States Army, he was exposed to and became interested in the design, development and engineering principles of flat panel display technology. Mr. Van Ostrand was a Systems Engineer from 1980 until 1992 for Informatics General, Magnavox, Teledyne and the Jet Propulsion Laboratory. He has a Bachelors of Administration Degree with a double major in Math and Computer Science from Mid-America Nazarene University.

        Martin G. Selbrede is the inventor of our core TMOS technology, serves as our Chief Science Officer and has served as Uni-Pixel's Chief Science Officer and a member of Uni-Pixel's Board of Directors since February 2001. Mr. Selbrede worked at Continental Imaging Center, Inc., a privately held Los Angeles-based computer graphics company, for 23 years prior to joining Uni-Pixel in November of 2000, where he initially served as Chief Technology Officer. Mr. Selbrede holds no college level degrees, but attended Harvey Mudd College of Science and Engineering from 1974 to 1977 before departing academia to co-found Continental Imaging Center in 1977. He also participated in the founding of CTXT Systems, Inc. (1985) and Ticom Technologies, Inc. (1990), serving as Chief Technology Officer for both companies.

        James A. Tassone serves as our Chief Financial Officer and has been the Chief Financial Officer of Uni-Pixel since he joined Uni-Pixel in August 2003. Mr. Tassone served as a part-time consultant to the Company from June 2002 to August 2003. Mr. Tassone was appointed Secretary of the Company in January 2005. From June 1999 to August 2003, Mr. Tassone was the Managing Director and Chief Financial Officer of Mindwave Research, Inc., a company he founded in June 1999, and for which he continues to serve on the board of directors. Mindwave Research is a primary market research company for high technology clients. From 1997 until June 1999, Mr. Tassone was the Director of Research for Reality Research, a subsidiary of CMP Media (a high tech industry-focused publishing company). Mr. Tassone was previously a Managing Director at IntelliQuest from 1996 to 1997, Regional Manager at Gartner Group from 1994 to 1996, and a Regional Manager at Comdisco, Inc. from 1989 to 1994. Mr. Tassone has a Bachelors Degree in Finance and Engineering Management from the University of Texas at Austin.

        It is the intention of the Company to add additional directors and officers as needed and to pay non-employee directors a customary fee for their services. The Company has an agreement with Fordham Financial Management, Inc., the placement agent for the Series A Preferred Stock offering, to elect one person designated by Fordham to the Board of Directors of the Company for three one-year terms following the first closing of the Series A Preferred Stock offering, which occurred December 9, 2004. Fordham has not yet designated anyone to serve in this role. No director is related to any other of our directors or executive officers, and except as described above, there are no arrangements or understandings between a director and any other person pursuant to which such person was elected as director.

        Executive officers are appointed by the Board and serve at the discretion of the Board. The Board members serve for a period of one year.

ITEM 6.    EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE*

Name and Principal Position	Calendar Year	Annual Compensation		Bonus	Other Annual Compensation	Long-Term Compensation Awards(2)
Reed J. Killion President	2004	$210,576(1	)(3)	$10,000	—	650,000
Dan Van Ostrand Executive Vice President	2004	$154,493(1	)(4)	$5,000	—	62,500
Martin G. Selbrede Chief Science Officer	2004	$185,709(1	)(5)	$5,000	—	10,000
James A. Tassone Chief Financial Officer, Secretary	2004	$134,092(1	)(6)	$5,000	—	362,500

*
Includes compensation actually paid. Certain compensation for named executives totaling $382,625 was accrued at the time it was earned but subsequently forgiven in 2004 and recorded as other income in the Company's financial statements. See footnotes (3)-(6) for details per executive.

(1)
Includes compensation earned and accrued in prior years but paid in 2004.

(2)
We adopted the Uni-Pixel, Inc. 2005 Stock Option Incentive Plan at our annual meeting of stockholders held January 27, 2005, pursuant to which we reserved 2,000,000 shares of common stock for the issuance of options to employees, consultants and non-employee directors. The options listed in this column were issued and exercised during October 2004, prior to the adoption of the plan.

(3)
Excludes $47,500 and $70,000 for 2003 and 2002, respectively, that was earned but unpaid and subsequently forgiven by Mr. Killion in 2004.

(4)
Excludes $59,500 and $70,000 for 2003 and 2002, respectively, that was earned but unpaid and subsequently forgiven by Mr. Van Ostrand in 2004.

(5)
Excludes $52,600 and $50,000 for 2003 and 2002, respectively, that was earned but unpaid and subsequently forgiven by Mr. Selbrede in 2004.

(6)
Excludes $42,000 that was earned in 2003 but unpaid and subsequently forgiven by Mr. Tassone in 2004.

        Directors who are also employees of the Company do not receive compensation for their services as directors; however, we intend to pay non-employee directors a customary fee for their services.

        The Board of Directors has no standing audit or compensation committees.

Employment Agreements with Named Executive Officers

        Mr. DeLape entered into an employment agreement dated March 5, 2005, with an initial term ending December 31, 2008 and providing for a base salary of $250,000, subject to the right of the board of directors to increase his salary from time to time. Mr. DeLape is entitled to receive an annual bonus in an amount to be determined by a to-be-appointed compensation committee. If Mr. DeLape's performance satisfies criteria to be established by the compensation committee, his target bonus will be 45% of his annual salary. The agreement also provides that Mr. DeLape will receive non-qualified stock options to purchase 600,000 shares of our common stock at an exercise price of $4.00 per share.

The option will have a term of ten years and will vest ratably over 46 months beginning March 31, 2005. The vesting of the options will accelerate in the event of a change in control of the Company, or if Mr. DeLape's employment is terminated by reason of his death, by the Company without "cause" as defined in the employment agreement or by Mr. DeLape for "good reason" as defined in the employment agreement. The agreement also provides Mr. DeLape with disability, health, dental and life insurance benefits, a car allowance, an office allowance and the right to participate in our 401(k) retirement plan, if any. Mr. DeLape's employment may be terminated at any time, provided that if his employment is terminated without "cause" or if he terminates his employment for "good reason" as those terms are defined in the agreement, he will be entitled to receive a severance payment equal to the greater of (i) the salary payable over the remaining term of his agreement or (ii) twenty-four months salary, as well as a bonus computed on the basis of the greater of (a) the amount determined under the agreement by the compensation committee or (b) $70,000. Mr. DeLape is subject to a twenty-four month non-compete restriction, but only to the extent that the Company is timely making termination payments pursuant Mr. DeLape's severance benefit.

        Mr. Killion entered into an employment agreement dated March 5, 2005, with an initial term ending December 31, 2008 and providing for a base salary of $195,000, subject to the right of the board of directors to increase his salary from time to time. Mr. Killion is entitled to receive an annual bonus in an amount to be determined by a to-be-appointed compensation committee. If Mr. Killion's performance satisfies criteria to be established by the compensation committee, his target bonus will be 35% of his annual salary. The agreement also provides that Mr. Killion will receive non-qualified stock options to purchase 450,000 shares of our common stock at an exercise price of $4.00 per share. The option will have a term of ten years and 33.33% will vest on March 5, 2006, 33.33% will vest on March 5, 2007 and 33.33% will vest on March 5, 2008. The vesting of the options shall accelerate in the event of a change in control of the Company or if Mr. Killion's employment is terminated by the Company without "cause" as defined in the employment agreement or by Mr. Killion for "good reason" as defined in the employment agreement. The agreement also provides Mr. Killion with disability, health, dental and life insurance benefits, a car allowance and the right to participate in our 401(k) retirement plan, if any. Mr. Killion's employment may be terminated at any time, provided that if his employment is terminated without "cause" or if he terminates his employment for "good reason" as those terms are defined in the agreement, he will be entitled to receive a severance payment equal to six months salary, as well as any bonuses then-earned or owing on the date of termination. Mr. Killion is subject to a two-year non-compete restriction.

Stock Options and Warrants

        We adopted the Uni-Pixel, Inc. 2005 Stock Option Incentive Plan at our annual meeting of stockholders held January 27, 2005, pursuant to which we reserved 2,000,000 shares of common stock for the issuance of options to employees, consultants and non-employee directors. The purpose of the stock plan is to promote the interests of the Company, and to motivate, attract and retain the services of the people upon whose efforts and contributions our success depends. The stock plan provides for grants of incentive stock options, non-qualified stock options and restricted stock, or any combination of the foregoing.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Merger Agreement

        The Agreement.    We entered into a Merger Agreement with Uni-Pixel Displays, Inc., Uni-Pixel Merger Sub, Inc. ("Merger Sub"), Gemini V, Inc. ("Gemini V") and certain of our principal stockholders, which was declared effective by the Texas Secretary of State on December 8, 2004 (the "Merger"). Gemini V was a Delaware corporation formed in 1996 by parties unrelated to our current Company or its predecessors as a shell company with no operations and limited assets and was unaffiliated with the Company, Uni-Pixel Displays, Inc. and Merger Sub. Frank M. DeLape, our Chairman of the Board, was, at the time we entered into the Merger Agreement, the sole director of Gemini V. At the time of the Merger, Benchmark Equity Group, Inc. of which Frank M. DeLape is the Chief Executive Officer and sole shareholder, owned 51% of Gemini V's common stock and Fordham Financial Management, Inc., the Company's exclusive placement agent in the Series A Preferred Stock offering, owned 24% of Gemini V's common stock. Uni-Pixel Merger Sub, Inc. was a Texas corporation, formed for the sole purpose of effecting the Merger. Pursuant to the Merger, Merger Sub and Gemini V were merged with and into Uni-Pixel Displays, Inc. with Uni-Pixel Displays, Inc. as the surviving corporation, and Uni-Pixel Displays, Inc. became a wholly-owned subsidiary of the Company. Prior to the Merger, we had no operations and no material assets or liabilities. Uni-Pixel Displays, Inc. was the accounting acquirer in this transaction, while the Company was the legal acquirer.

        Because the Company and Gemini V had no operations and limited or no assets at the time of the Merger, the Merger has been accounted for as a recapitalization of Uni-Pixel and an issuance of common stock by Uni-Pixel for the net assets of Real-Estateforlease.com, Inc. and Gemini V. In the recapitalization, Uni-Pixel is treated as having affected (i) a 2 for 1 stock split, whereby 17,565,028 shares of its common stock outstanding immediately prior to the Merger are converted into 8,782,514 shares of common stock received and held by the Uni-Pixel stockholders immediately after the Merger, and (ii) a change in the par value of its common stock, from no par value per share to $0.001 par value per share. The stock split and change in par value have been reflected in the accompanying financial statements by retroactively restating all shares and per share amounts. The stock issuances are accounted for as the issuance of (i) 2,917,250 shares for the net assets of Gemini V, recorded at the fair value of shares issued ($29,173) which has been reflected in the accompanying financial statements as interest expense because the shares were issued in connection with the $550,000 bridge loan from the shareholders of Gemini V to the Company described below, and (ii) the issuance of 1,100,808 shares (the number of Real-Estateforlease.com, Inc. common shares outstanding prior to the Merger) for the net assets of Real-Estateforlease.com, Inc., recorded at their book value.

        Pursuant to the Merger, the stockholders of Uni-Pixel and Gemini V became stockholders of the Company, and Merger Sub stockholders became the sole stockholders of Uni-Pixel, our wholly-owned subsidiary. Of the total anticipated shares of our common stock to be outstanding immediately subsequent to the Merger (12,800,580), Uni-Pixel stockholders owned approximately 68.6% of our common stock, Gemini V stockholders owned approximately 22.8% of our common stock, and the stockholders of the Company owned approximately 8.6% of our common stock.

        The Merger Agreement contains various representations and warranties and covenants of the Company regarding its business. All such representations and warranties survive until the first anniversary of the closing date of the Merger, or December 8, 2005.

        Indemnification.    The Merger Agreement provides for limited indemnification of Uni-Pixel Displays, Inc. and its officers, directors, employees, attorneys, representatives, stockholders, controlling persons and affiliates (the "Uni-Pixel Indemnitees") from certain of the Company's stockholders for possible liabilities and claims in connection with the operation and ownership of the Company: (i) from and including July 31, 2000 (the confirmation date of Super Shops, Inc.'s plan of reorganization) through and including June 13, 2001 from Halter Financial Group, Inc., a shareholder of the Company; (ii) from and including June 14, 2001 through and including November 14, 2004 from David DiSalvo, the former President, Secretary, Treasurer and sole board member for the Company; and (iii) from and including November 15, 2004 going forward from Frank M. DeLape, the current Chairman of the Board of the Company. Frank M. DeLape will also indemnify the Uni-Pixel Inedmnitees for inaccuracies or breaches of certain terms of the Merger Agreement by the Company, for breaches of covenants or obligations of the Merger Agreement by the Company, for costs and expenses incurred in connection with any stockholder suit challenging the validity of the Merger Agreement, and for any claims by brokers or finders for fees or commissions alleged to be due from the Company in connection with the Merger.

        The indemnification protection provided by Halter Financial Group, Inc., David DiSalvo and Frank M. DeLape is further limited, in the aggregate, to the value of the our common stock received by each of the indemnitors as merger consideration in the proposed Merger, determined by multiplying the number of shares of our common stock received by each by $1.75. As consideration in the Merger, Frank M. DeLape beneficially owns approximately 1,812,800 shares of our common stock, Halter Financial Group beneficially owns approximately 380,000 shares of our common stock and David DiSalvo beneficially owns approximately 75,000 shares of our common stock. Therefore, the highest dollar amount that any one of these parties will indemnify the Uni-Pixel Indemnitees for during his or its indemnification period as described in the preceding paragraph, is $3,172,400. None of the parties shall be entitled to indemnification unless and until the aggregate amount of all of their damages subject to indemnification exceeds $50,000.

Bridge Loan Agreement

        Gemini V loaned to our wholly-owned subsidiary, Uni-Pixel Displays, Inc., $550,000 in exchange for three subordinated promissory notes of Uni-Pixel Displays, Inc. in the following principal amounts and on the following dates: (i) $100,000 on October 19, 2004; (ii) $150,000 on October 19, 2004; and (iii) $300,000 on November 5, 2004. Each of the three notes was due upon the earlier of (i) January 31, 2005 or (ii) such earlier date as Uni-Pixel Displays, Inc., or its affiliates, closed and received the proceeds of an equity and/or debt financing of at least $3,500,000. These notes were repaid to Gemini V from the proceeds of the initial closing of the private offering of shares of our Series A Preferred Stock on December 9, 2004.

Conversion of CapSource Notes

        We issued promissory notes to CapSource Fund, L.P. and CapSource 2000 Fund, L.P. ("CapSource") in the aggregate principal amount of $1,398,250 during 2001. As of December 2004, the notes had accrued approximately $181,692 in unpaid interest. CapSource agreed to convert $898,250 of the indebtedness we owed to CapSource into an aggregate of 256,643 shares of our Series A Preferred Stock at the issuance price of $3.50 per share in the private offering thereof which initially closed on December 9, 2004. Additionally, we paid to CapSource, for the remaining principal and interest due on the notes, $671,692 in cash out of the proceeds of the private offering of shares of our Series A Preferred Stock, and the notes have been cancelled. CapSource also exercised warrants for approximately 1,000,000 shares of our common stock, which converted to 500,000 shares of our common stock pursuant to the Merger. The aggregate exercise price for the warrants was $10,000, which was netted against the amounts we owed to CapSource pursuant to the notes.

Payment of Accrued Salaries and Reduction of Trade Debt

        As of December 31, 2003, we owed accrued payroll of $651,749 to our then employees, Ken Loudermilk, Ann Loudermilk, Kevin Derichs, Reed J. Killion, Dan Van Ostrand, Martin G. Selbrede and Lance Parker, and entered into a series of promissory notes bearing interest at 13%. Effective October 2004, these past and present employees agreed to cancel amounts we owed to them which were represented by promissory notes aggregating $447,230 plus accrued interest thereon of $83,500 and additional accrued wages payable of $364,735 (for a total aggregate accrued payroll of $895,465), except for approximately $100,000 which was paid out of the proceeds of the Series A Preferred Stock offering. We had accrued interest payable related to the employee notes payable of $47,164 at December 31, 2003. During 2004, the employee notes payable accrued additional interest of $44,257. Employees agreed to cancel these notes in full, including accrued interest of $91,400, and to settle accrued payroll obligations, representing a total forgiveness of debt of $886,885, which was recorded on our books as other income in 2004. The Company did not assume any related liabilities as a result of the transaction.

        Additionally, certain of our trade creditors and service providers agreed to convert to our common stock and/or reduced unsecured liabilities and trade debt of approximately $690,000 owed to them down to a total of approximately $360,000. This $360,000 was paid in cash out of the proceeds of the Series A Preferred Stock offering. The Company was able to negotiate with its former outside legal counsel to cancel approximately $20,000 in legal fees and to convert to our common stock approximately $310,000 owed to our trade creditors and other service providers, including amounts owed to our current outside legal counsel.

Settlement of Employee Payroll

        As of December 31, 2003, we had loaned $117,846 to our officers, Reed J. Killion, Dan Van Ostrand and Martin G. Selbrede. Effective November 2004, we settled the loans receivable between the Company and all employees. We processed the employee loans through our 2004 payroll and we were fully repaid by the employees. We have disclosed these amounts as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows for 2004.

Cancellation and Transfer Agreement

        We entered into a Cancellation and Transfer Agreement on November 15, 2004 with David DiSalvo, Frank M. DeLape, Lakeview Investment Trust and William Baquet. Pursuant to the Cancellation and Transfer Agreement, our former sole director and officer, David DiSalvo, on November 15, 2004, resigned from all positions he held as an officer, director and/or employee of the Company, and Frank M. DeLape was appointed to serve as our sole director, President, Secretary and Treasurer. In addition, DiSalvo agreed to cancel 8.8 million of the 9.5 million shares of common stock he owned in the Company and to transfer 312,500 shares of common stock he owned in the Company to each of Lakeview Investment Trust and William Baquet in exchange for his ability to own 75,000 shares of our common stock after the consummation of the Merger. Pursuant to the Merger Agreement, dated December 7, 2004, Reed J. Killion was appointed President and a director of the Company, and Frank M. DeLape was appointed Chairman of the Board.

Placement Agent Agreement

        In connection with the private offering of up to 3,495,000 shares of our Series A Preferred, we entered into a Placement Agent Agreement, dated November 22, 2004, with Fordham Financial Management, Inc., the Company's exclusive placement agent in connection with the offering and the beneficial owner of more than 5% of our outstanding capital stock. As consideration for the placement agent's services in connection with the offering, the placement agent received a warrant to purchase 4,500 shares of our common stock for every 15,000 shares of Series A Preferred sold in the offering. Each warrant will expire five years after the respective closing of the offering and will have an exercise price of $1.75 per share. The offering was fully subscribed for 3,495,000 shares of our Series A Preferred (gross proceeds of $12,232,500) and we issued to the placement agent warrants to purchase 1,048,500 shares of our common stock.

        In addition, the placement agent received a commission equal to 10%, or $5,250 per 15,000 shares of Series A Preferred sold, a non-accountable expense allowance equal to 3% or $1,575 per 15,000 shares of Series A Preferred sold and a financial consulting fee, pursuant to the consulting agreement described below, of 1% or $525 per 15,000 shares of Series A Preferred sold, payable in advance at each closing of the offering. Pursuant to the placement agent agreement, the placement agent was also entitled to receive reimbursement for travel and travel-related expenses on an accountable basis up to a maximum of $10,000. In connection with the sale of 3,495,000 shares of our Series A Preferred, we paid to the placement agent a total of $1,714,050 pursuant to the placement agent agreement ($1,223,250 in commissions, $366,975 as a non-accountable expense allowance, $122,325 in consulting fees, and $1,500 in travel reimbursement).

        Pursuant to the placement agent agreement, we also paid to Morse & Morse, PLLC, the placement agent's legal counsel, the sum of $60,000 for its representation of the placement agent in connection with the offering, and $10,845 for fees associated with state securities law filings.

        In accordance with the terms and provisions of the placement agent agreement, we agreed to indemnify and hold harmless the placement agent and each person who controls the placement agent against any and all losses, claims, damages or liabilities resulting from any untrue statement in or omission from the offering memorandum. We also agreed to elect one person designated by the placement agent to the Board of Directors of the Company for three one-year terms following the first closing of the Series A Preferred Stock offering, which occurred December 9, 2004. The placement agent has not yet designated anyone to serve in this role.

Lock-Up Agreements

        In connection with the Offering, a majority of our stockholders signed lock-up agreements with the Company. These lock-up agreements provide that such stockholders will not sell, offer to sell, contract to sell, sell any option or contract for the sale or purchase of, lend, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of, or otherwise dispose of any shares of common stock without the written approval of the placement agent. A total of 7,286,255 shares of our common stock held principally by the former Uni-Pixel Displays, Inc. shareholders, including our directors and officers, Martin G. Selbrede (1,427,500 shares), Dan Van Ostrand (827,500 shares), Reed J. Killion (650,000 shares), and James A. Tassone (376,250 shares), are subject to the restrictions in these lock-up agreements for 36 months; a total of 1,373,953 shares of our common stock, which are held principally by subordinated debt holders of Uni-Pixel Displays, Inc., including shares beneficially owned by two of our stockholders, Bob Weatherly (523,327 shares beneficially owned) and James Herndon (523,327 shares beneficially owned), are subject to the restrictions in these lock-up agreements for 24 months; and a total of 3,372,140 shares of our common stock, which are held principally by other stockholders, including our Chairman of the Board, Frank M. DeLape (1,812,800 shares beneficially owned) and our stockholder, Fordham Financial Management, Inc. (700,140 shares), are subject to the restrictions in these lock-up agreements until June 9, 2006.

Fordham Financial Management Consulting Agreement with the Company

        In connection with the Offering, we have entered into a twelve-month consulting agreement with the placement agent. The consulting fee provided in this agreement is 1% of the gross proceeds of the offering, payable in advance at each closing date of the offering. The services that the placement agent will provide to the Company over this one-year period will include advising and assisting the Company in matters pertaining to the financial requirements of the Company, assisting in formulating plans and methods of financing, assisting in obtaining financial management, technical and advisory services, and financial and corporate public relations.

ITEM 8.    DESCRIPTION OF SECURITIES.

        We are authorized to issue 40,000,000 shares of common stock, of which 12,800,580 shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, of which 3,751,643 are issued and outstanding. The rights, preferences, privileges and limitations of the preferred stock may be determined by the Board of Directors and may be issued in more than one series.

        The holders of our common stock are entitled to one (1) vote per share on all matters submitted to a vote of our stockholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. No dividends may be paid on the common stock until all accrued but unpaid dividends on the shares of Series A Preferred Stock have been paid. In the event of the dissolution, liquidation or winding up of the Company, after the preferential payment to holders of Series A Preferred of $3.50 per share plus all accrued but unpaid dividends thereon, the holders of common stock will be entitled to share ratably in the distribution of the remaining assets, if any, with the holders of the Series A Preferred Stock. The holders of common stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares.

        Pursuant to our bylaws, at all meetings of stockholders, the presence in person or by proxy of the holders of a majority of the shares issued and outstanding and entitled to vote will be necessary and sufficient to constitute a quorum for the transaction of business except as otherwise provided by law, our certificate of incorporation or our bylaws. When a quorum is present at any meeting of our stockholders, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter will decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, our certificate of incorporation or our bylaws, a different vote is required.

        The holders of our common stock do not have cumulative voting rights. Accordingly, the holders of more than 50% of the outstanding shares of common stock, on an as converted basis, can elect all of the directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of common stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board of Directors created by the death, resignation, retirement, disqualification or removal from office of any directors.

        In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware law and our bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of not less than the minimum number of shares that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with special meetings of stockholders.

Preferred Stock

        Under our Certificate of Incorporation, additional shares of preferred stock may, without any action by our stockholders, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges, preferences and restrictions as the Board of Directors may determine. Accordingly, the Board of Directors has the power, without stockholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future, which could adversely affect the voting power or other rights of the holders of our common stock and any outstanding shares of our preferred stock.

        The Board of Directors' authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of the Company. We do not have present plans to issue any additional shares of preferred stock or designate any additional series of preferred stock.

Series A Convertible Preferred Stock

        The Series A Convertible Preferred Stock has the following rights, privileges and preferences:

        Conversion Rights:    Each share of Series A Preferred Stock, and all accrued but unpaid dividends thereon, is convertible into two shares of common stock at any time at the option of the holder. Conversion rights are subject to anti-dilution protection in the event common stock is issued for consideration less than $1.75 per share (other than common stock issued to employees, directors, consultants or advisors of the Company issued pursuant to a stock option plan or restricted stock plan approved by our board of directors).

        Redemption Rights:    On December 31, 2007, all outstanding shares of Series A Preferred Stock, if any, shall automatically convert on that date into shares of common stock plus accrued and unpaid dividends at the then applicable conversion ratio.

        Dividends:    Cumulative annual dividends, payable in shares of Series A Preferred Stock or cash, at the option of the Board of Directors, at an annual rate of 6% ($0.21 per share) are payable on December 31 of each year commencing December 31, 2004. The dividends payable on December 31, 2004 will be prorated from the date of each closing of the offering and payable on December 31, 2005. Unpaid dividends will accumulate and be payable prior to the payment of dividends on shares of common stock. Cash dividends will be payable only from funds legally available therefor, when and as declared by our Board of Directors, and unpaid dividends will accumulate until we can legally pay the dividends. The Board may, at its option, declare dividends in shares of Series A Preferred Stock at $3.50 per share. Notwithstanding anything contained herein to the contrary, our Board of Directors shall timely declare dividends on its Series A Preferred Stock each year unless the payment of such dividends in stock and/or cash would be in violation of Delaware law or other applicable law or court order.

        Voting Rights:    The shares of Series A Preferred Stock shall vote together as a class with the common stock upon all such matters as the common stock is entitled to vote under Delaware law. The shares of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of common stock into which such shares are convertible on the record date for the vote or consent of shareholders.

        Liquidation Preference:    The shares of Series A Preferred Stock will have a liquidation preference over the common stock of $3.50 per share as adjusted for any stock split, stock dividend or similar change, plus any accumulated unpaid dividends thereon.

        Information Rights:    We will provide holders of shares of Series A Preferred Stock with all notices, reports and other information provided to the holders of common stock.

        Restrictions on Transferability.    The shares of Series A Preferred Stock have not been registered pursuant to the Securities Act. Persons holding shares of Series A Preferred Stock may not transfer or dispose of such securities unless the shares are registered or an exemption from registration is then available, in the opinion of counsel to the Company. The shares of Series A Preferred Stock are "restricted securities" as defined in Rule 144 and generally may be sold publicly only after a registration statement becomes effective, in reliance upon Rule 144, or in reliance on another applicable exemption from registration requirements of the Securities Act.

        Registration Rights.    The holders of the Series A Preferred Stock will have piggy-back registration rights for a period of four years, exercisable commencing January 26, 2006. The piggy-back registration rights are not applicable to a registration statement filed by the Company on Form S-4, Form S-8 or any other inappropriate form.

PART II

ITEM 1.    MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

        Our shares of common stock are traded in the over-the-counter market, and quotations may be found in the "pink sheets" published by the Pink Sheets LLC. Our common stock trades only sporadically and has experienced in the past, and is expected to experience in the future, significant price and volume volatility. Prior to February 3, 2005, our shares of common stock were traded under the symbol "REFL." We changed our name to "Uni-Pixel, Inc." from "Real-Estateforlease.com, Inc." at the annual meeting of our stockholders held in January 2005. Our shares of common stock now trade under the symbol "UNXL." The reported high and low bid prices for the common stock as reported by the Pink Sheets LLC are shown below for each quarter in the previous two fiscal years. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions.

	Bid Price
	High	Low
2004
First Quarter	.01	.01
Second Quarter	.01	.001
Third Quarter	.002	.001
Fourth Quarter	.15	.002
2003
First Quarter	.001	.001
Second Quarter	.001	.001
Third Quarter	.001	.001
Fourth Quarter	.01	.001

        The last reported sale of our common stock was on February 17, 2005, at a price of $3.35 per share, as reported by Pink Sheets LLC. As of February 18, 2005, there were 12,800,580 shares of common stock outstanding and 1,060 common stockholders of record and 3,751,643 shares of Series A Preferred Stock outstanding and 113 preferred holders of record.

        Our transfer agent is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

        We have never paid any cash dividends on our common stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on our common stock in the foreseeable future.

ITEM 2.    LEGAL PROCEEDINGS.

        We are not currently subject to any threatened or pending legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        None.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.

        During 2002, Uni-Pixel Displays, Inc. issued 154,083 shares of its common stock to accredited investors at prices ranging from $2.00 to $3.00 for an aggregate purchase price of $321,499 in a series of private placements pursuant to the exemption provided by Section 4(2) of the Securities Act. Also during 2002, Uni-Pixel Displays, Inc. issued 3,244 shares of its common stock to a consultant and a vendor as consideration for past services at the price of $10.00 per share. No cash consideration was received for such shares. The issuances were made in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.

        During 2003, Uni-Pixel Displays, Inc. issued 160,000 shares of its common stock to accredited investors at prices ranging from $1.00 to $2.00 for an aggregate purchase price of $170,000 in a series of private placements pursuant to the exemption provided by Section 4(2) of the Securities Act. Also during 2003, Uni-Pixel Displays, Inc. issued 50,827 shares of its common stock to vendors and consultants as consideration for past services at prices ranging from $1.00 to $2.00. No cash consideration was received for such shares. The issuances were made in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.

        During 2004, Uni-Pixel Displays, Inc. issued 738,309 shares of its common stock to vendors and consultants as consideration for past services at prices ranging from $0.02 to $2.00. No cash consideration was received for such shares. The issuances were made in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act. Also during 2004, Uni-Pixel Displays, Inc. granted options to its directors, officers and employees to purchase a total of 1,490,000 shares of its common stock at a strike price of $0.01 per share. Options to purchase an aggregate of 1,490,000 shares of Uni-Pixel Displays, Inc. common stock were exercised during 2004. Each of the recipients paid cash for the exercise price of the shares. The options were granted and the common stock was issued in reliance upon the exemption from registration under the Securities Act afforded by Section 4(2) under the Securities Act.

        Pursuant to the merger, holders of $1.3 million of Uni-Pixel Displays, Inc.'s promissory notes converted the principal and accrued but unpaid interest related to the notes into 850,625 shares of Uni-Pixel Displays, Inc.'s common stock at discount rates of 30% and 40% to the $3.50 price per share paid by investors in the Series A Preferred Stock offering. The notes were issued in reliance upon the exemption from registration afforded by Regulation D under the Securities Act. Likewise, the issuance of common stock upon conversion of the notes was made in reliance upon the exemption from registration afforded by Regulation D under the Securities Act.

        On December 7, 2004, we entered into an Agreement and Plan of Merger and Reorganization by and between Real-Estateforlease.com, Inc., Uni-Pixel Displays, Inc., Gemini V, Inc. and Uni-Pixel Merger Sub, Inc. pursuant to which we issued an aggregate of 8,782,522 shares of our common stock, par value $0.001 per share, to the holders of Uni-Pixel Displays, Inc. common stock and 2,917,250 shares of our common stock to the holders of Gemini V, Inc. common stock in exchange for 100% of the issued and outstanding common stock of Uni-Pixel Displays, Inc. and Gemini V, Inc. The issuance was made without registration under the Securities Act in reliance upon the exemption from registration afforded by Regulation D under the Securities Act.

        On December 9, 2004, we issued an aggregate of 2,565,000 shares of our Series A Preferred Stock to accredited investors at the price of $3.50 per share for cash in the total amount of $8,977,500 in a private offering exempt from registration under the Securities Act pursuant to Regulation D under the Securities Act. We also issued an additional 256,643 shares of our Series A Preferred Stock to CapSource Fund, L.P. and CapSource 2000 Fund, L.P., at the price of $3.50 per share in exchange for the conversion and retirement of $898,250 of senior secured debt, in a private offering exempt from registration under the Securities Act pursuant to Regulation D under the Securities Act. The Company's exclusive placement agent in the offering was Fordham Financial Management, Inc. and the total commission paid to the placement agent was $1,256,850.

        On December 9, 2004, we issued to Fordham Financial Management, Inc. a warrant to purchase 769,500 shares of our common stock in connection with the initial closing on the sale of 2,565,000 shares of our Series A Preferred Stock. Pursuant to a warrant agreement between the Company and Fordham Financial Management, Inc., the Company agreed to issue a warrant for 4,500 shares of our common stock for every 15,000 shares of Series A Preferred Stock sold pursuant to the offering. Each warrant expires five years after the closing of the offering and will have an exercise price of $1.75 per share. The issuance was made without registration under the Securities Act in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.

        On January 10, 2005, we issued an aggregate of 562,500 shares of our Series A Preferred Stock to accredited investors at the price of $3.50 per share for cash in the total amount of $1,968,750 in a private offering exempt from registration under the Securities Act pursuant to Regulation D under the Securities Act. The Company's exclusive placement agent in the offering was Fordham Financial Management, Inc. and the total commission paid to the placement agent was $275,625.

        On January 10, 2005, we issued to Fordham Financial Management, Inc. a warrant to purchase 168,750 shares of our common stock in connection with the closing on the sale of 562,500 shares of our Series A Preferred Stock. Each warrant expires five years after the closing of the offering and will have an exercise price of $1.75 per share. The issuance was made without registration under the Securities Act in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.

        On January 26, 2005, we issued an aggregate of 367,500 shares of our Series A Preferred Stock to accredited investors at the price of $3.50 per share for cash in the total amount of $1,286,250 in a private offering exempt from registration under the Securities Act pursuant to Regulation D under the Securities Act. The Company's exclusive placement agent in the offering was Fordham Financial Management, Inc. and the total commission paid to the placement agent was $180,075.

        On January 26, 2005, we issued to Fordham Financial Management, Inc. a warrant to purchase 110,250 shares of our common stock in connection with the closing on the sale of 367,500 shares of our Series A Preferred Stock. Each warrant expires five years after the closing of the offering and will have an exercise price of $1.75 per share. The issuance was made without registration under the Securities Act in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        We have authority under the Delaware General Corporation Law to indemnify and advance expenses to our directors, officers, employees and agents to the extent provided for in such statute. Such indemnification and advancement of expenses may be continued even if a person ceases to serve as a director, officer, employee or agent of the corporation and may inure to such person's heirs, executors or administrators. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject.

        Delaware law provides, in part, that a corporation may indemnify a director, officer or other person who was, is or is threatened to be made a party to a proceeding because such person is or was a director, officer, employee or agent of the corporation, or any other enterprise if he is or was serving such enterprise at the request of the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. If the person is found liable to the corporation, no indemnification shall be made unless and only to the extent that the court determines that such person is fairly and reasonably entitled to indemnity for expenses as the court deems proper. Delaware law also provides for mandatory indemnification by a corporation, including indemnification for expenses (including attorneys' fees) actually and reasonably incurred by a director or officer of the corporation, in the event that such person is successful on the merits or in defense of a proceeding or matter.

        Our certificate of incorporation and bylaws provide that we will indemnify, to the fullest extent and in the manner then permitted under the laws of the State of Delaware and any other applicable laws, any person made or threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director, officer, incorporator, employee or agent of the Company or served any other enterprise as a director or officer at the request of the Company.

PART F/S

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Uni-Pixel, Inc.:

We have audited the accompanying balance sheets of Uni-Pixel, Inc. (the Company) (a development stage company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2004 and 2003 and the period from inception (February 17, 1998) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidted financial position of Uni-Pixel, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003 and the period from inception (February 17, 1998) through December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

The accumulated deficit during the development stage for the period from date of inception to December 31, 2004 is $8,775,995.

Helin, Donovan, Trubee & Wilkinson, LLP

/s/ Helin, Donvan, Trubee & Wilkinson, LLP

February 4, 2005
Austin, Texas

UNI-PIXEL, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS
Current assets:
Cash	$5,342,641	$19,760
Employee advances	—	117,846
Prepaid expenses	18,163	16,230

Total current assets	5,360,804	153,836
Property and equipment, net	12,474	3,398
Debt issuance cost, net	—	125,000
Intangible assets, net	13,520	19,057

Total assets	$5,386,798	$301,291

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$33,213	$382,919
Accrued expenses	17,845	33,779
Accrued interest payable	7,635	182,305
Accrued payroll	1,705	651,749
Deferred revenue	200,000	250,000
Current portion of note payable	75,000	—
Note payable to related party	—	115,103

Total current liabilities	335,398	1,615,855

Note payable, less current portion	69,328	—
Convertible notes payable	—	1,998,250

Total liabilities	404,726	3,614,105

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 2,821,643 and 0 issued and outstanding at December 31, 2004 and 2003, respectively	2,822	—
Common stock, $0.001 par value, 40,000,000 shares authorized, 12,800,580 and 5,140,080 issued and outstanding at December 31, 2004 and 2003, respectively	12,801	5,140
Additional paid-in capital	13,742,444	3,761,459
Deferred stock-based compensation	—	(618,750)
Deficit accumulated during development stage	(8,775,995)	(6,460,663)

Total stockholders' equity (deficit)	4,982,072	(3,312,814)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,386,798	$301,291

UNI-PIXEL, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004 and 2003 and Period from

Inception (February 17, 1998) through December 31, 2004

	Year Ended December 31, 2004	Year Ended December 31, 2003	From Inception (February 17, 1998) through December 31, 2004
REVENUES
Development contract revenue	$290,387	$98,543	$938,512

TOTAL REVENUES	290,387	98,543	938,512
COST OF REVENUES	145,194	49,133	446,804

GROSS MARGIN	145,193	49,410	491,708

OPERATING COSTS
Sales, general and adminstrative	1,445,831	918,441	4,012,613
Research and development	1,230,936	930,678	4,292,044

Total operating costs	2,821,961	1,898,252	8,751,461

LOSS FROM OPERATIONS	(2,676,768)	(1,848,842)	(8,259,753)
OTHER INCOME (EXPENSE)
Other income	886,886	—	886,886
Debt issuance expense	(125,000)	(375,000)	(500,000)
Interest expense, net	(400,450)	(268,281)	(903,128)

Total other income (expense)	361,436	(643,281)	(516,242)
NET LOSS BEFORE INCOME TAX EXPENSE	(2,315,332)	(2,492,123)	(8,775,995)
INCOME TAX EXPENSE	—	—	—

NET LOSS	$(2,315,332)	$(2,492,123)	$(8,775,995)

Preferred stock dividends	35,715	—	—

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	(2,351,047)	$(2,492,123)	$(8,775,995)

Net loss per share—basic and fully diluted	$(0.36)	$(0.49)	$(1.50)

Weighted average shares outstanding	6,617,000	5,035,000	5,841,582

UNI-PIXEL, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

From Inception (February 17, 1998) through December 31, 2004

	Preferred stock		Common stock				Deficit Accumulated During Development
					Additional Paid-In Capital	Deferred Stock- based Compensation
	Shares	Par	Shares	Par				Total
Founder shares issued at inception	—	$—	4,500,000	$4,500	(500)	—	—	$4,000
Stock issued during 1999 (prices ranging from $.50-$.62/share)	—	—	180,000	180	183,820	—	—	184,000
Stock issued during 2000 (prices ranging from $11.34-$17.00/share)	—	—	63,750	64	956,186	—	—	956,250
Stock issued during 2001 (prices ranging from $10.00-$17.00/share)	—	—	28,176	28	404,227	—	—	404,255
Stock issued during 2002 (prices ranging from $2.00-$10.00/share)	—	—	157,327	157	353,783	—	—	353,940
Deferral of stock-based compensation	—	—	—	—	1,100,000	(1,100,000)	—	—
Amortization of stock-based compensation	—	—	—	—	—	206,250	—	206,250
Warrants issued	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(3,968,540)	(3,968,540)

Balances at December 31, 2002	—	—	4,929,253	$4,929	2,997,516	(893,750)	(3,968,540)	$(1,859,845)
Stock issued during 2003 (prices ranging from $1.00-$2.00/share)	—	—	210,827	211	263,943	—	—	264,154
Deferral of stock-based compensation	—	—	—	—	—	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	275,000	—	275,000
Warrants issued	—	—	—	—	500,000	—	—	500,000
Net loss	—	—	—	—	—	—	(2,492,123)	(2,492,123)

Balances at December 31, 2003	—	$—	5,140,080	5,140	3,761,459	(618,750)	(6,460,663)	$(3,312,814)
Issuance of common stock for services	—	—	738,309	738	316,975	—	—	317,713
Conversion of note payable for common stock	—	—	51,008	51	95,052	—	—	95,103
Exercise of stock options	—	—	1,490,000	1,490	28,310	—	—	29,800
Exercise of warrants	—	—	512,500	513	34,488	—	—	35,000
Amortization of stock-based compensation	—	—	—	—	—	618,750	—	618,750
Conversion of bridge loans	256,643	257	850,625	851	1,834,242	—	—	1,835,350
Issuance of preferred stock	2,565,000	2,565	—	—	7,646,765	—	—	7,649,330
Issuance of common stock for net assets of REFL	—	—	1,100,808	1,101	(1,101)	—	—	—
Issuance of common stock for net assets of Gemini	—	—	2,917,250	2,917	26,255	—	—	29,172
Net loss	—	—	—	—	—	—	(2,315,332)	(2,315,332)

Balances at December 31, 2004	2,821,643	2,822	12,800,580	$12,801	13,742,444	—	(8,775,995)	$4,982,072

UNI-PIXEL, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003 and Period from
Inception (February 17, 1998) through December 31, 2004

	Year ended December 31, 2004	Year ended December 31, 2003	From Inception (February 17, 1998) through December 31, 2004
Cash flows from operating activities:
Net loss from development stage activities	$(2,315,332)	$(2,492,123)	$(8,775,995)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest forgiven	(91,421)	—	(91,421)
Employee compensation notes payable forgiven	(795,465)	—	(795,465)
Depreciation and amortization	11,538	9,538	81,322
Stock issued for services	317,713	86,654	460,062
Non-cash compensation expense	618,750	275,000	1,100,000
Amortization of debt issuance cost	125,000	375,000	500,000
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,933)	13,770	(18,163)
Related party receivables	117,846	(26,376)	—
Accounts payable	(349,706)	263,728	33,213
Deferred Revenue	(50,000)	—	200,000
Accrued interest payable	(1,977)	171,018	188,578
Accrued expenses and other liabilities	129,487	320,804	815,015

Net cash used in operating activities	(2,285,500)	(1,002,987)	(6,302,854)

Cash flows from investing activities:
Purchases of property and equipment	(15,077)	—	(67,360)
Proceeds from sale of property and equipment	—	—	27,792
Purchase of patents, trademarks & organization costs	—	—	(67,748)

Net cash used in investing activities	(15,077)	—	(107,316)

Cash flows from financing activities:
Proceeds from issuance of common stock	64,800	177,500	2,089,050
Proceeds from issuance of preferred stock, net	7,649,330	—	7,649,330
Proceeds from convertible notes payable	1,400,000	841,750	3,390,000
Proceeds from notes payable to related party	—	—	115,103
Payments on notes payable	(20,000)	—	(20,000)
Payments on convertible notes payable	(1,470,672)	—	(1,470,672)

Net cash provided by financing activities	7,623,458	1,019,250	11,752,811

Net increase in cash and cash equivalents	5,322,881	16,263	5,342,641
Cash and cash equivalents at beginning of period	19,760	3,497	—

Cash and cash equivalents at end of period	$5,342,641	$19,760	$5,342,641

Supplemental disclosure of cash flow information:
Cash paid for interest	$410,062	$97,264	$722,185

Cash paid for income taxes	$—	$—	$—

Supplemental disclosure of non-cash transactions:
Interest capitalized into notes payable	$—	$8,250	$8,250

Debt issuance cost for warrant issued	$—	$500,000	$—

Conversion of notes payable for common stock	$95,103	$—	$95,103

Conversion of notes payable for preferred stock	$898,250	$—	$898,250

Conversion of notes payable for common stock	$885,000	$—	$885,000

Stock issued for services	$317,713	$86,654	$1,560,062

Stock issued for interest	$81,272	$—	$81,272

UNI-PIXEL, INC.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(1)    Incorporation and Nature of Business

  Organization

        Uni-Pixel, Inc. (the "Company") was initially incorporated as Super Shops, Inc. ("Super Shops") under the laws of the State of Nevada.

        In October 2000, Super Shops changed its state of incorporation from Nevada to Delaware by means of a merger with and into a Delaware corporation formed on October 13, 2000 for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the name to NEV Acquisition Corp. ("NEV") and modified the capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

        On June 13, 2001, NEV merged with and into Real-Estateforlease.com, Inc. ("RFL Private"), a privately-held corporation, with the issuance of 9,500,000 shares of common stock for 100% of the issued and outstanding common stock of RFL Private. Concurrent with this action, NEV changed its name to Real-Estateforlease.com, Inc.

        RFL Private was incorporated on May 24, 2001 in the State of Delaware to serve as a business-to-business internet information intermediary providing turnkey marketing services to facilitate the leasing of commercial real estate properties. On June 13, 2001, the prior management of NEV entered into an Agreeement and Plan of Merger (the "Merger") with RFL Private. At the time of the Merger, RFL Private had no operations and essentially no assets.

        In November 2004, the Company formed a new wholly-owned subsidiary, Uni-Pixel Merger Sub, Inc. (a Texas corporation) for the purpose of facilitating a business combination transaction with Gemini V, Inc. (a Delaware corporation) and Uni-Pixel Displays, Inc. (a Texas corporation) ("Uni-Pixel").

        On December 7, 2004, the Company entered into an Agreement and Plan of Merger and Reorganization ("Reverse Merger") with Uni-Pixel and Gemini V, Inc. Following the Reverse Merger, the separate corporate existence of Uni-Pixel Merger Sub and Gemini V, Inc. ceased, with Uni-Pixel as the surviving corporation and a wholly-owned subsidiary of the Company.

        Prior to the Reverse Merger, the Company had limited business activities and was seeking funding to continue its business plan. Real-Estateforlease.com, Inc. was a non-operating public shell company with limited assets. Gemini V, Inc. was a non-operating private company with limited assets and was unaffiliated with the Company.

        Uni-Pixel was originally incorporated as Tralas Technologies, Inc., a Texas corporation, on February 17, 1998. Tralas Technologies, Inc. changed its name to Uni-Pixel Displays, Inc. in 2001.

        In January 2005, Real-Estateforlease.com, Inc. changed its name to Uni-Pixel, Inc.

        The Company is a holding company whose only operating subsidiary is Uni-Pixel. Uni-Pixel has developed, patented, and demonstrated a new color display technology: Time Multiplexed Optical Shutter ("TMOS"). UniPixel is the leader in the research, development and commercialization of this new color display technology for use in a variety of applications such as mobile phones, digital cameras, laptop computers, televisions and other consumer electronic devices.

  Development Stage Company

        The Company is a development stage company, as defined in the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned operations have commenced, an immaterial amount of revenue has been realized.

  Nature of Operations

        The Company is a development stage company and has not experienced significant operations since its formation. The Company has developed proprietary technology targeted to the flat panel display market. The principal activities of the Company, from the beginning of the development stage, have been organizational matters, issuance of stock, product research and development, and market research. Currently, our patent portfolio includes one U.S. and six related European patents issued for the core TMOS architecture and ten pending U.S. and foreign patent applications.

        The Company is subject to many risks associated with early-stage businesses in the technology industry, including its ability to raise capital, reliance on key persons, and uncertainties surrounding market acceptance of the Company's products.

        To date the Company has experienced losses from its operations. The Company anticipates that it will require additional capital resources, including the net proceeds from additional equity or debt financing transactions, to generate revenue and achieve positive cash flows from operations. The Company's ability to generate positive cash flows depends upon a variety of factors, including the acceptance in the market for the Company's products and various other factors, some of which may be beyond the Company's control. There can be no assurance that such financing transactions will be consummated or that such revenue will be generated.

(2)    Summary of Significant Accounting Policies

        The following summarizes the more significant of these policies.

  (a)  Basis of Presentation and Use of Estimates

        The consolidated financial statements are prepared on the accrual basis in conformity with accounting principles generally accepted in the United State of America. Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of Uni-Pixel, Inc. and its wholly owned subsidiary, Uni-Pixel Displays, Inc. All significant intercompany accounts and transactions have been eliminated.

  (b)  Cash Equivalents

        The Company considers all short term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

  (c)  Financial Instruments and Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk include cash and accounts receivable from customers and employees. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. The Company maintains bank accounts at financial institutions within the State of Texas. Occasionally the balances in these accounts exceed the FDIC (Federal Deposit Insurance Corporation) federally insured amount of $100,000 ($442,641 at December 31, 2004). The money market funds totaling $4.8 million at December 31, 2004 are maintained with an investment brokerage firm that maintains the Company's funds in an interest bearing account and all such funds are backed by high quality short term financial instruments.

        Accounts receivable is generally unsecured. Credit risk relates to the risk of loss that the Company would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition, collateral requirements under certain circumstances and the use of standardized agreements.

        Cash and cash equivalents, accounts receivable, employee advances, accounts payable, accrued expenses and notes payable to a related party are reflected in the accompanying financial statements at cost, which approximates fair value because of the short term maturity of these instruments.

  (d)  Allowance for Doubtful Accounts

        The Company must make estimates of the uncollectibility of accounts receivables. In doing so, management analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

  (e)  Property and Equipment

        Property and equipment are stated at cost and depreciated using an accelerated method utilized for Federal income tax purposes which approximates the useful lives of the assets, which are generally five years for computer equipment and seven years for office equipment. Computer software is depreciated on a straight-line basis over three years. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in the statement of operations.

  (f)  Intangible Assets

        The cost of purchased intangibles and the legal and professional fees incurred related to patent filings and trademarks are capitalized. Capitalized amounts are amortized to expense using the straight-line method over the expected useful life of the assets of fifteen years. For the period from inception through December 31, 2004, amortization expense related to the intangibles was $19,781.

  (g)  Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the basis of an asset may not be recoverable. Impairment is assessed by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If the expected future cash flows are less than the carrying value, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the assets.

  (h)  Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the fee is fixed and determinable, and collectibility is probable. Service revenue includes customer specific consulting and research. Consulting revenues are recognized as the services are performed. If fees are collected in advance the revenue is recognized once the consulting has been delivered and accepted. Unrecognized fees are included in deferred revenue on the accompanying balance sheets.

  (i)  Research & Development Costs

        The Company charges all costs incurred to establish the technological feasibility of a product or product enhancement to research and development expense as incurred. Such costs were approximately $1,231,000, $931,000, and $4,292,000 for the years ended December 31, 2004 and 2003, and the period from inception through December 31, 2004, respectively.

  (j)  Stock-Based Compensation Plans

        The Company continues to apply the disclosure-only provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosures" ("SFAS 148") as well as those outlined in SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted by SFAS 148 and SFAS 123, the Company applies the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock issued to Employees" and related interpretations in accounting for our plans. Accordingly, compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock. The amount of the stock options issued to employees at less than fair value ($1,100,000 during 2002) are initially recorded as common stock with a related unearned compensation cost on stock awards shown as a reduction to stockholder's equity (deferred stock based compensation). Compensation costs related to below market stock options granted are charged against income during their vesting period with an offsetting credit to the deferred stock compensation account.

        In 2004 and 2003, the Company recognized compensation costs of $618,750 and $275,000, respectively, related to these awards. The Company recognizes stock options that are rescinded and reissued with new stock options as variable options under the terms of APB No. 25. Deferred stock based compensation was fully amortized in 2004 resulting from the rescission of the stock options (totaling 550,000 shares) issued to employees at less than fair value in 2002 and reissuance of fully vested shares (which were exercised in 2004). No compensation expense was recognized upon the rescission and reissuance of the remaining new fully vested shares with an exercise price at the market price at the time of grant in 2004 and 2002.

        The Company discloses the pro forma effects on operation as if the options were issued at fair value. If the Company elected to recognize compensation expense for options granted based on their fair values at the grant dates, consistent with Statement 123, net income and earnings per share would not have been materially different.

        The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of Statement No. 123 for the years ended December 31, 2004 and 2003, respectively, for equity awards, net of forfeitures:

	2004	2003
Net loss as reported	$(2,315,322)	$(2,492,123)
Total stock-based compensation cost, net of related tax effects included in the determination of net loss as reported	618,750	275,000
The stock-based compensation cost, net of related tax effects, that would have been included in the determination of net loss if the fair value method had been applied to all awards	(638,810)	(325,000)

Pro forma net loss	$(2,335,382)	$(2,542,123)

Net loss per common share—as reported
Basic and diluted	$(0.36)	$(0.49)

Net loss per common share—proforma
Basic and diluted	$(0.36)	$(0.50)

        Stock that is issued for services rendered to non employees is recorded at the fair value of the stock in the year that the stock is given and recorded as an expense in the same year.

  (k)  Debt Issuance Costs

        The Company recognized approximately $500,000 in debt issuance costs related to refinancing and increasing its convertible notes payable during 2003 as a result of issuing a warrant for 500,000 shares of common stock at an exercise price of $.02 per share. The debt issuance cost is initially capitalized and will be amortized over the one year extension period on the related debt. Amortization expense related to debt issuance cost was $125,000 and $375,000 for the years ended December 31, 2004 and 2003, respectively.

  (l)  Loss per Common Share

        Basic loss per share is based on the weighted effect of common shares issued and outstanding, and is calculated by dividing net loss by the weighted average shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares used in the basic loss per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding.

        Incremental common shares attributable to the exercise of outstanding options and warrants totaling 769,500 shares as of December 31, 2004 and 1,478,645, shares as of December 31, 2003 were excluded from the computation of diluted loss per share because the effect would be antidilutive.

  (m)  Significant Customers

        For the years ending December 31, 2004 and 2003, the three largest individual customers accounted for approximately 100% and 100%, respectively, of total annual revenues. The largest customer accounted for approximately 85% and 100% of annual revenues for the years ending December 31, 2004 and 2003, respectively.

  (n)  Recently Issued Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The adoption of this statement resulted in the gain on extinguishment of debt, to employees, being included in other income in the accompanying statement of operations for the year ended December 31, 2004.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation.

        In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The adoption of this Statement resulted in the disclosure of the pro-forma fair value impact of stock options as if the fair value method of accounting for stock options had been used.

        In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not engage in hedging activities and, accordingly, the adoption of this Statement did not have an impact on our financial statements.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument within its scope as a liability (or Asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective and adopted by the Company on July 1, 2003. As we have no such instruments, the adoption of the Statement did not have an impact on our financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. We voluntarily elected early adoption of Interpretation No. 46. As we have no such entities, the adoption of the Interpretation did not have an impact on our financial statements.

        In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement eliminates the alternative to use APB Opinion 25 intrinsic value method of accounting permitted under FASB Statement No. 123. This Statement revises FASB Statement No. 123 to require public and non-public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The grant date fair value of employee share options and other similar instruments will be estimated using option pricing models adjusted for the unique characteristics of those instruments. The compensation cost of the award will be recognized over the requisite service period.

        This Statement is effective for public entities that file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this Statement in 2006 will result in the Company recording an expense with a corresponding credit to common stock additional paid in capital for employee stock options granted as they vest.

  (o) Reclassifications

        Certain prior period amounts have been reclassified to conform to the current year presentation. In particular the Company has reclassified the statement of operations to include classifications by cost of revenues, sales, general and administrative, and research and development.

(3)    Property and Equipment

        A summary of the components of property and equipment at December 31:

	Estimated Useful Lives	2004	2003
Computer equipment	5 years	$27,395	19,073
Office equipment	7 years	12,171	5,417

		39,566	24,490
Accumulated depreciation and amortization		(27,092)	(21,092)

Total property and equipment		$12,474	3,398

        Depreciation of property and equipment for the years ended December 31, 2004 and 2003 and the period from inception through December 31, 2004 was $6,000, $4,000, and $27,093, respectively.

(4)    Related Party Transactions

        Uni-Pixel had a second business unit called Skywave. In May 2001, the Skywave business unit was split out of Uni-Pixel into a new entity, Skywave, Inc. Skywave, Inc. has since ceased operations. Uni-Pixel Displays, Inc. had a note payable to Skywave, Inc. for $95,103. During 2004, the note payable plus accrued interest was converted into 51,008 shares of common stock. Uni-Pixel Displays, Inc. also had a note payable to one of its stockholders for $20,000. The note bore interest at 13%. During 2004, the note payable plus accrued interest was paid in full.

        As of December 31, 2003, we had loaned $117,846 to our officers, Reed J. Killion, Dan Van Ostrand and Martin G. Selbrede. Effective November 2004, we settled the loans receivable between the Company and all employees. We processed the employee loans through our 2004 payroll and we were fully repaid by the employees. We have disclosed these amounts as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows for 2004.

        As of December 31, 2003, we owed accrued payroll of $651,749 to our then employees, Ken Loudermilk, Ann Loudermilk, Kevin Derichs, Reed J. Killion, Dan Van Ostrand, Martin G. Selbrede and Lance Parker, and entered into a series of promissory notes bearing interest at 13%. Effective October 2004, these past and present employees agreed to cancel amounts we owed to them which were represented by promissory notes aggregating $447,230 plus accrued interest thereon of $83,500 and additional accrued wages payable of $364,735 (for a total aggregate accrued payroll of $895,465), except for approximately $100,000 which was paid out of the proceeds of the Series A Preferred Stock offering. We had accrued interest payable related to the employee notes payable of $47,164 at December 31, 2003. During 2004, the employee notes payable accrued additional interest of $44,257. Employees agreed to cancel these notes in full, including accrued interest of $91,400, and to settle accrued payroll obligations, representing a total forgiveness of debt of $886,885, which was recorded on our books as other income in 2004. The Company did not assume any related liabilities as a result of the transaction.

        During 2004 and 2003, the Company leased office space from a stockholder of the Company under a month-to-month lease for $3,900 per month. Effective December 15, 2004, this lease was terminated and the Company began leasing office space from an unrelated lessor.

(5)    Notes Payable

        The Company has additional notes payable. The amounts have been reflected in the accompanying balance sheets as notes payable and convertible notes payable. Convertible notes payable consisted of the following at December 31, 2004 and 2003:

	2004	2003
Convertible notes payable to CapSource Funds maturing December 31, 2004 bearing interest at 13% per annum payable monthly.	$—	1,398,250
Convertible Bridge notes payable currently maturing on December 31, 2004 bearing interest at 8% per annum.	—	450,000
Convertible note payable maturing on December 31, 2004 bearing interest at 10% per annum.	—	150,000

	$—	1,998,250

        The Company has determined that it has events that would have resulted in a technical default on one or more of the notes payable agreements that would result in the notes being immediately due on demand. The Company has obtained verbal forbearance of all debt covenants under these agreements. In December 2004, the convertible notes payable were settled through repayment or conversion to common stock or preferred stock resulting from the Reverse Merger and Series A Preferred Stock offering.

        During 2004 the Company entered into an unsecured note payable agreement with Nanopore, Inc. with an original balance of $150,000 and that is repayable in monthly installments of principal and interest at 10% per annum and matures December 2006. This note payable had an outstanding balance of $144,328 at December 31, 2004.

        Future payments under outstanding long-term debt as of December 31, 2004 are as follows:

Year ended December 31:
2005	$75,000
2006	69,328
2007	—
2008	—
2009	—
Thereafter	—

$144,328

(6)    Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has a net operating loss for financial accounting purposes of approximately $7.2 million and $5.4 million at December 31, 2004 and 2003, respectively. The Company has a potential deferred tax asset of approximately $2.7 million as a result of this net operating loss carry forward. In assessing the realization of deferred tax assets, management considers whether it is likely that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during periods in which those temporary differences become deductible. Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carryforwards, in future tax returns, the Company has provided a 100% valuation allowance on its deferred tax assets. The valuation allowance increased by approximately $600,000 and $600,000 for the years ended December 31, 2004 and 2003, respectively.

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred taxes as of December 31, 2004 and 2003 are as follows:

	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$2,717,000	$1,885,000
Accrued expenses and other	—	248,000
	2,717,000	2,133,000
Less valuation allowance	(2,717,000)	(2,133,000)
	$—	$—

        The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred taxes based on the Company's lack of earnings history. The valuation allowance increased by approximately $584,000 and $698,000 during the years ended December 31, 2004 and 2003, respectively.

        The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34 percent to income before taxes primarily as a result of the application of the valuation allowance. A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes is as follows:

	2004	2003	Inception through December 31, 2004
Taxes computed at federal statutory rate	($787,000)	($847,000)	($2,984,000)
Increases (decreases) in taxes resulting from:
State taxes, net of federal benefit	(46,000)	(55,000)	(215,000)
Non-deductible incentive stock option compensation charges	210,000	94,000	384,000
Non-deductible interest expense related to warrants issued	42,000	128,000	170,000
Other non-deductible expenses	10,000	—	—
Change in valuation allowance	584,000	698,000	2,717,000
Other	(13,000)	(18,000)	(72,000)

Total	$—	$—	$—

        The net operating loss carryforward will begin to expire in 2015, if not utilized. The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period. This change occurred during the year ended December 31, 2004. Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards have been significantly restricted with the recent equity transactions.

(7)    Commitment and Contingencies

  Leases

        In 2003 and 2004, the Company leased its office space on a month-to-month basis for $3,900 per month from a related party. Beginning in December 2004, the Company moved its headquarters and leased office space from an unrelated lessor. The Company also opened a branch office in New Mexico. Total rent expense for all operating leases approximated $57,000, $54,000, and $436,000 for the years ended December 31, 2004, 2003, and the period from inception through December 31, 2004. Non-cancelable future minimum lease commitments for operating leases are approximately as follows:

2005	$91,000
2006	8,000
2007	—
2008	—
2009	—
Thereafter	—

Total	$99,000

  Litigation

        The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

(8)    Common Stock

        On December 9, 2004, the Company was recapitalized pursuant to the Reverse Merger and has been accounted for as a recapitalization of Uni-Pixel and an issuance of common stock by Uni-Pixel for the net assets of Real-Estateforlease.com, Inc. and Gemini V, Inc. Uni-Pixel was the accounting acquirer in this transaction, while Real-Estateforlease.com, Inc. was the legal acquirer. The transaction was accounted for as a recapitalization because the transaction is equivalent to the issuance of stock by Uni-Pixel for the net monetary assets of Real-Estateforlease.com, Inc., accompanied by a recapitalization. In the recapitalization, Uni-Pixel is treated as having affected (i) a 2 for 1 stock split, whereby 17,565,028 shares of its common stock outstanding immediately prior to the Reverse Merger are converted into 8,782,514 shares of common stock received and held by the Uni-Pixel stockholders immediately after the Reverse Merger, and (ii) a change in the par value of its common stock, from no par value per share to $0.001 par value per share. The stock split and change in par value have been reflected in the accompanying financial statements by retroactively restating all shares and per share amounts. The stock issuances are accounted for as the issuance of (i) 2,917,250 shares for the net assets of Gemini V, Inc., recorded at the fair value of shares issued ($29,173) which has been reflected as interest expense because the shares were issued in connection with the $550,000 bridge loan from the shareholders of Gemini V, Inc., and (ii) the issuance of 1,100,808 shares (the number of common shares Real-Estateforlease.com, Inc. had outstanding prior to the Reverse Merger) for the net assets of Real-Estateforlease.com, Inc., recorded at their book value.

        Gemini V was a Delaware corporation formed in 1996 by parties unrelated to our current Company or its predecessors as a shell company with no operations and limited assets and was unaffiliated with the Company, Uni-Pixel Displays, Inc. and Uni-Pixel Merger Sub, Inc. Frank M. DeLape, our Chairman of the Board, was, at the time we entered into the Merger Agreement, the sole director of Gemini V. At the time of the Merger, Benchmark Equity Group, Inc. of which Mr. DeLape is the Chief Executive Officer and sole shareholder, owned 51% of Gemini V's common stock and Fordham Financial Management, Inc., the Company's exclusive placement agent in the Series A Preferred Stock offering, owned 24% of Gemini V's common stock. Uni-Pixel Merger Sub, Inc. was a Texas corporation, formed for the sole purpose of effecting the Merger. Pursuant to the Merger, the stockholders of Uni-Pixel and Gemini V became stockholders of the Company, and Merger Sub stockholders became the sole stockholders of Uni-Pixel Displays, Inc., our wholly-owned subsidiary. Of the total anticipated shares of our common stock to be outstanding immediately subsequent to the Merger (12,800,580), Uni-Pixel stockholders owned approximately 68.6% of our common stock, Gemini V stockholders owned approximately 22.8% of our common stock, and the stockholders of the Company owned approximately 8.6% of our common stock.

(9)    Convertible Preferred Stock

        The Company engaged an investment banking firm to act as its exclusive placement agent to sell the Series A Preferred Stock in a private offering. Effective December 9, 2004, the Company issued 2,565,000 shares of Series A Convertible Preferred Stock (hereafter referred to as Series A Preferred Stock) at $3.50 per share. The Company paid approximately $1,300,000 in commission fees to the placement agent. Each share of Series A Preferred Stock is convertible into two shares of common stock at any time at the option of the holder. On December 31, 2007, all outstanding shares of Series A Preferred Stock, if any, shall automatically convert on that date into common stock. Cumulative annual dividends, payable in shares of Series A Preferred Stock or cash at the option of the Board of Directors, accrue at an annual rate of 6% ($0.21 per share). The shares of Series A Preferred Stock will have a liquidation preference of $3.50 per share over the common stock, plus all accumulated and unpaid dividends in arrears. The shares of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of common stock into which such shares are convertible. The Series A Preferred Stock also has information rights with all notices, reports, and other information provided to the holders of common stock. The Company is authorized to issue 10,000,000 shares of preferred stock.

        Statement of Financial Accounting Standards No. 150: Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150) establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The effective date for FAS 150 is the first fiscal period beginning after May 15, 2003.

        A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.

        Based on the assessment of FAS 150 it was determined that the shares are currently redeemable only upon the liquidation of the Company. As such the Series A Preferred Stock has been classified as equity.

(10)    Common Stock Option/Stock Incentive Plan

        The Company issued stock options through the direct actions of the Board of Directors. Options representing a total of 1,490,000 and 730,000 shares as of December 31, 2004 and 2003, respectively, were issued to employees in this manner.

        The Company applies APB No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost was recognized in the financial statements for 1,490,000 shares as the exercise prices of the options granted were deemed to equal the fair value of the underlying common stock at the date of grant.

        For 550,000 shares granted in 2002, with a stock option price of $0.02 per share, the stock option grant was initially recorded with a deferred stock-based compensation of $1,100,000 and is being amortized over the 4 year vesting period of the stock option. Deferred stock-based compensation was fully amortized in 2004 resulting from the rescission of the stock option agreement and reissuance of options for shares that were fully vested and exercised during 2004.

        Options granted to non-employees were recorded at fair value in accordance with SFAS No. 123 and EITF 96-18. The Company issued 12,500 shares to a service provider and a value of $25 was assigned to those shares when issued.

        Effective January 2005, the Company approved the 2005 Stock Incentive Plan (the "2005 Plan") for which 2,000,000 shares were reserved for issuance as incentive stock options, non-qualified stock options and restricted stock.

        A summary of activity in common stock options for the years ended December 31, 2004 and 2003 are as follow:

	Shares	Range of Exercise Prices	Weighted- Average Exercise Price
Options outstanding, December 31, 2002	742,500	$.02-$10.00	$.92
Options granted	—	—	—
Options exercised	—	—	—
Options surrendered	—	—	—

Options outstanding, December 31, 2003	742,500	$.02-$10.00	$.92
Options granted	1,490,000	$.02	$.02
Options exercised	(1,490,000)	$.02	$.02
Options surrendered	(742,500)	$.02-$10.00	$.92

Options outstanding, December 31, 2004	—	—	—

        Pro forma information regarding net income (loss) is required by SFAS No. 148, which requires that the information be determined as if the Company has accounted for its employee stock options under a fair-value method prescribed by SFAS No. 123. The value for these options was estimated by management at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2004 and 2003, respectively: volatilities of 50%; risk-free interest rates of approximately 5.0%; an expected dividend yield of 0% for each year; and a weighted-average expected life of the options of four years for both 2004 and 2003.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The impact on the pro forma results that follow may not be representative of compensation expense in future years when the effect of the amortization of multiple awards may be reflected in the amounts.

        The Company's pro forma information is as follows:

	December 31
	2004	2003
Net loss as reported	$(2,315,322)	$(2,492,123)

Pro forma net loss	$(2,335,382)	$(2,542,123)

        The weighted average grant date fair value of options granted during 2004 was approximately $0.007 per option. There were no options granted to employees in 2003.

(11)    Warrants

        In 2003, the Company issued warrants to purchase 1,236,145 shares of common stock to the holders of the convertible notes payable. These warrants allow for the purchase of common stock at a range of exercise prices of $.02 to $2.00 per share and expire in November 2011. No value was assigned to the $2.00 per share exercisable warrants at the issue date. The warrants for 500,000 shares exercisable at $.02 per share were valued at $500,000 at the grant date. Because the warrants were issued in connection with increasing and extending the terms of debt financing, the offsetting amount was capitalized as debt issuance costs.

        In 2004, the Company issued warrants to purchase 769,500 shares of common stock to the Series A Preferred Stock placement agent. These warrants allow for the purchase of common stock at $1.75 per share and expire in December 2009. The value for these warrants was estimated by management at the date of grant using the Black-Scholes warrant pricing model with the following weighted-average assumptions: volatilities of 50%; risk-free interest rates of approximately 5.0%; an expected dividend yield of 0% for each year; an exercise price of $1.75 per share, a current price of $1.00 per share, and a weighted-average expected life of the warrants of three years. The value of the warrants was $258,791 ($0.34 per share) and was included as a credit to additional paid in capital representing the value of the common stock warrant and as a debit to additional paid in capital as a preferred stock issuance cost.

        In 2004, the Company cancelled warrants to purchase 223,645 shares of common stock that were attached to the employee notes payable.

(12)    Liquidity

        From the date of inception to December 31, 2004, the Company has yet to commence receiving a material amount of revenue and has generated insufficient income from operating activities.

        The Company raised in excess of $7.6 million in new capital through a preferred stock issuance and has $5.3 million in cash and cash equivalents. The Company has adequate liquidity to continue in existence for the next twelve months.

(13)    Subsequent Events (Unaudited)

        Pursuant to the terms of the Reverse Merger, the Company changed its name to Uni-Pixel, Inc. on January 27, 2005.

        Effective January 10, 2005, the Company issued 562,500 shares of Series A Preferred Stock at $3.50 per share. The Company paid approximately $275,625 in commission fees to the placement agent. The Company issued warrants to purchase 168,750 shares of common stock to the placement agent.

        Effective January 26, 2005, the Company issued 367,500 shares of Series A Preferred Stock at $3.50 per share. The Company paid approximately $180,075 in commission fees to the placement agent. The Company issued warrants to purchase 110,250 shares of common stock to the placement agent.

        The Uni-Pixel, Inc. 2005 Stock Option Incentive Plan was adopted at the annual meeting of stockholders held January 27, 2005. The shareholders reserved 2,000,000 shares of common stock for the issuance of options to employees, consultants and non-employee directors. The purpose of the stock plan is to promote the interests of the Company, and to motivate, attract and retain the services of the people upon whose efforts and contributions our success depends.

PART III

ITEM 1.    INDEX TO EXHIBITS.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Real-Estateforlease.com, Inc.*
3.2	Amended and Restated Bylaws of Uni-Pixel, Inc.*
4.1	Certificate of Designations of Real-Estateforlease.com, Inc. Series A Convertible Preferred Stock*
4.2	Junior Subordinated Unsecured Promissory Note*
4.3	Common Stock Purchase Warrant Warrant No. 1*
4.4	Common Stock Purchase Warrant Warrant No. 2*
4.5	Common Stock Purchase Warrant Warrant No. 3*
10.1	Cancellation and Transfer Agreement*
10.2	Placement Agent Agreement*
10.3	Uni-Pixel Display, Inc. Lock-Up Agreement*
10.4	Consulting Agreement*
10.5	Office Lease Agreement for Synergy North By and Between First Metro Limited Partnership ("Landlord") and Uni-Pixel Displays, Inc. ("Tenant")*
10.6	Employee Intellectual Property Assignment and Nondisclosure Agreement*
10.7	Uni-Pixel, Inc. 2005 Stock Incentive Plan*
10.8	Uni-Pixel, Inc. 2005 Stock Incentive Plan — Notice of Stock Option Award*
10.9	Agreement and Plan of Merger and Reorganization Among Real-Estateforlease.com, Inc., Uni-Pixel Merger Sub, Inc., Gemini V, Inc., Uni-Pixel Displays, Inc. and those Stockholders of Real-Estateforlease.com, Inc. Listed on Exhibit "A" as "Company Stockholders"*
10.10	Employment Agreement — Frank M. DeLape*
10.11	Employment Agreement — Reed J. Killion*
10.12	Lockheed Martin Purchase Order** (portions of this exhibit have been omitted pursuant to a request for confidential treatment)
10.13	Small Business Innovation Research Phase I Contract*
10.14	Small Business Innovation Research Phase II Contract*
*
Filed previously
**
Filed herewith

SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-PIXEL, INC.
By:	/s/ REED J. KILLION
Reed J. Killion, President and Director

Date: June 28, 2005

         SIGNATURE PAGE

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Real-Estateforlease.com, Inc.*
3.2	Amended and Restated Bylaws of Uni-Pixel, Inc.*
4.1	Certificate of Designations of Real-Estateforlease.com, Inc. Series A Convertible Preferred Stock*
4.2	Junior Subordinated Unsecured Promissory Note*
4.3	Common Stock Purchase Warrant Warrant No. 1*
4.4	Common Stock Purchase Warrant Warrant No. 2*
4.5	Common Stock Purchase Warrant Warrant No. 3*
10.1	Cancellation and Transfer Agreement*
10.2	Placement Agent Agreement*
10.3	Uni-Pixel Display, Inc. Lock-Up Agreement*
10.4	Consulting Agreement*
10.5	Office Lease Agreement for Synergy North By and Between First Metro Limited Partnership ("Landlord") and Uni-Pixel Displays, Inc. ("Tenant")*
10.6	Employee Intellectual Property Assignment and Nondisclosure Agreement*
10.7	Uni-Pixel, Inc. 2005 Stock Incentive Plan*
10.8	Uni-Pixel, Inc. 2005 Stock Incentive Plan—Notice of Stock Option Award*
10.9
Agreement and Plan of Merger and Reorganization Among Real-Estateforlease.com, Inc., Uni-Pixel Merger Sub, Inc., Gemini V, Inc., Uni-Pixel Displays, Inc. and those Stockholders of Real-Estateforlease.com, Inc. Listed on Exhibit "A" as "Company Stockholders"*
10.10	Employment Agreement—Frank M. DeLape*
10.11	Employment Agreement—Reed J. Killion*
10.12	Lockheed Martin Purchase Order** (portions of this exhibit have been omitted pursuant to a request for confidential treatment)
10.13	Small Business Innovation Research Phase I Contract*
10.14	Small Business Innovation Research Phase II Contract*

*
Filed previously
**
Filed herewith